UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1	Individual Audited Financial Statements	3

DECLARACIÓN DE RESPONSABILIDAD
INFORME FINANCIERO ANUAL

De conformidad con lo dispuesto en el artículo 8.1.b del Real Decreto 1362/2007, de 19 de octubre, los consejeros de Grifols, S.A. (la"**Sociedad**")

DECLARAN

Bajo su responsabilidad que, hasta donde alcanza su conocimiento, las cuentas anuales del ejercicio cerrado a 31 de diciembre de 2025, elaboradas con arreglo a los principios de contabilidad aplicables, ofrecen la imagen fiel del patrimonio, de la situación financiera y de los resultados de la Sociedad, y que el informe de gestión incluye un análisis fiel de la evolución y los resultados empresariales y de la posición de la Sociedad, junto con la descripción de los principales riesgos e incertidumbres a que se enfrentan.

En Sant Cugat del Vallés, a 25 de febrero 2026

DECLARATION OF RESPONSIBILITY
ANNUAL FINANCIAL REPORT

Pursuant to the provisions of article 8.1.b of Royal Decree 1362/2007, of 19 October, the directors of Grifols, S.A. (the "**Company**")

DECLARE

On their own responsibility that, to the best of their knowledge, the annual accounts for the fiscal year ended on 31 December 2025, prepared in accordance with applicable accounting standards, give a fair view of the net worth, financial situation and results of the Company and that the director's report contains an accurate analysis of the evolution, business results and position of the Company, together with a description of the main risks and uncertainties which they face.

In Sant Cugat del Vallés, on 25 February 2026

Anne-Catherine Berner Chairperson	José Ignacio Abia Buenache Chief Executive Officer	Raimon Grifols Roura Board Member
Víctor Grifols Deu Board Member	Albert Grifols Coma-Cros Board Member	Tomás Dagá Gelabert Board Member
Iñigo Sánchez-Asiaín Mardones Board Member	Susana González Rodríguez Board Member	Enriqueta Felip Font Board Member
Pascal Ravery Board Member	Montserrat Muñoz Abellana Board Member	Paul S. Herendeen Board Member
Laura de la Cruz Galán Secretary non-member

Assets Note 31/12/25 31/12/24 Intangible assets Note 5 43,115 23,959 Computer software 43,115 23,959 Property, plant and equipment Note 6 31,249 31,989 Land and buildings 10,974 11,064 Technical installations, machinery, equipment, furniture and other items 16,265 16,685 Under construction and advances 4,010 4,240 Investment property Note 7 97,252 102,332 Land 46,776 46,776 Buildings 48,206 52,640 Investments in adaptation and advances 2,270 2,916 Non-current investments in Group companies and associates 11,685,213 11,838,151 Equity instruments Note 11 4,129,759 3,551,066 Loans to companies Note 13 7,555,454 8,287,085 Non-current investments Note 13 338,634 418,896 Equity instruments 336,853 416,131 Derivatives Note 14 — 1,177 Other financial assets 1,781 1,588 Deferred tax assets Note 22 106,626 82,263 Total non-current assets 12,302,089 12,497,590 Inventories 14,541 13,342 Raw materials and other supplies 14,541 13,342 Trade and other receivables Note 13 73,202 79,885 Trade receivables – current 862 1,496 Trade receivables from Group companies and associates – current Note 24 44,209 30,578 Other receivables 475 410 Personnel 168 220 Current tax assets Note 22 1,989 16,453 Public entities, other Note 22 25,499 30,728 Current investments in Group companies and associates Note 13 250,972 228,981 Loans to group companies and associates 250,972 228,981 Current investments Note 13 62 2,752 Derivatives Note 14 — 309 Other financial assets 62 2,443 Prepayments for current assets Note 16 13,660 16,203 Cash and cash equivalents 1,233 1,283 Cash 1,233 1,283 Total current assets 353,670 342,446 Total assets 12,655,759 12,840,036 GRIFOLS, S.A. Balance Sheet 31 December 2025 (Expressed in Thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Equity and Liabilities Note 31/12/25 31/12/24 Capital and reserves Note 17 2,070,588 1,972,243 Capital Registered capital 119,604 119,604 Share premium 910,728 910,728 Reserves Legal and statutory reserves 23,921 23,921 Other reserves 1,043,881 1,128,929 (Treasury stock and equity holdings) (130,658) (134,448) Profit for the year 192,054 (83,138) (Interim dividends) Note 3 (102,076) — Other equity instruments 13,134 6,647 Valuation adjustments (97,457) (18,391) Valuation adjustments available for sale (96,408) (18,121) Cash flow hedges Note 14 (1,049) (270) Total equity 1,973,131 1,953,852 Non-current provisions 2,479 3,217 Long term provisions with employees Note 18 1,601 793 Other provisions 878 2,424 Non-current payables Note 20 6,196,449 6,288,936 Promissory notes 5,316,785 5,387,413 Loans and borrowings 878,368 901,345 Finance lease payables — 21 Derivatives Note 14 1,267 — Other financial liabilities 29 157 Group companies and associates, non-current Note 20 4,149,207 4,276,854 Deferred tax liabilities Note 22 2,686 3,244 Total non-current liabilities 10,350,821 10,572,251 Current provisions Note 22 93,056 79,947 Other provisions 93,056 79,947 Current payables Note 20 79,585 68,347 Promissory notes 49,680 38,907 Loans and borrowings 29,517 29,383 Finance lease payables 3 — Derivatives Note 14 364 — Other financial liabilities 21 57 Group companies and associates, current Note 20 61,174 62,437 Trade and other payables Note 20 92,892 94,624 Current payables to suppliers 63,466 65,750 Suppliers, Group companies and associates, current Note 24 1,273 2,054 Personnel (salaries payable) 21,144 21,454 Current tax liabilities 2,086 — Public entities, other Note 22 4,862 5,366 Customer advance payments 61 — Prepayments for current liabilities Note 16 5,100 8,578 Total current liabilities 331,807 313,933 Total equity and liabilities 12,655,759 12,840,036 GRIFOLS, S.A. Balance Sheet 31 December 2025 (Expressed in Thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Note 2025 2024 Revenues Note 25 1,228,740 701,053 Services rendered 279,785 247,819 Finance income Note 12 and 24 548,322 445,825 Dividends Note 11 400,633 7,409 Self-constructed assets 8,277 5,213 Supplies (4,802) (4,625) Raw materials and consumables used Note 25 (4,514) (4,421) Impairment of merchandise, raw materials and other supplies (288) (204) Other operating income 6,712 5,069 Non-trading and other operating income 6,600 4,971 Operating grants taken to income 112 98 Personnel expenses (126,034) (113,208) Salaries and wages (105,426) (95,399) Employee benefits expense Note 25 (20,608) (17,809) Other operating expenses (304,397) (294,670) External services (300,928) (292,884) Taxes (676) (510) Other operating expenses (2,793) (1,276) Amortisation and depreciation Notes 6, 7 and 8 (16,060) (16,360) Impairment and losses on disposal of fixed assets 35,900 236,604 Impairment and losses Note 11 35,908 (9,881) Losses on disposals (8) (215) Profits from disposals of financial instruments Note 15 — 246,700 Other results (156) (172) Results from operating activities 828,180 518,904 Finance income 1,756 10,448 From investments in equity instruments Note 13 1,721 2,060 From marketable securities and other financial instruments Other third parties Note 12 — 8,080 Capitalised borrowing costs Note 6 35 308 Finance costs Note 19 (660,387) (605,691) Group companies and associates Note 24 (312,824) (314,521) Other third parties (347,563) (291,170) Fair value adjustments in financial instruments (2,128) 21,596 Fair value adjustments recognized in profit and loss Note 14 (2,128) 21,596 Exchange differences 937 (20,712) Net finance cost (659,822) (594,359) Profit before income tax 168,358 (75,455) Income tax Note 22 23,696 (7,683) Profit for the year 192,054 (83,138) GRIFOLS, S.A. Statement of Profit and Loss for the year ended 31 December 2025 (Expressed in Thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Note 2025 2024 Profit for the year 192,054 (83,138) Income and expense recognised directly in equity Financial assets at fair value through equity Note 13 (79,278) (18,350) Tax effect 991 229 Cash flow hedges Note 14 (1,040) (2,567) Tax effect 261 642 Total income and expense recognised directly in equity (79,066) (20,046) Amounts transferred to the income statement Financial assets at fair value through profit and loss Note 15 — (53,018) Cash flow hedges Note 14 — (2,771) Tax effect — 692 Total amounts transferred to the income statement — (55,097) Total recognised income and expense 112,988 (158,281) GRIFOLS, S.A. Statements of Changes in Equity for the year ended 31 December 2025 A) Statement of Comprehensive Income for the year ended 31 December 2025 (Expressed in Thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Registered capital Share premium Reserves Treasury stock Profit for the year Interim dividend Other equity instruments Valuation adjustments available for sale Total Balance at 31 December 2024 119,604 910,728 1,152,850 (134,448) (83,138) — 6,647 (18,391) 1,953,852 Recognised income and expense — — — — 192,054 — — (79,066) 112,988 Transactions with shareholders or owners Net movement in treasury stock (Note 17 (d)) — — — 3,790 — — — — 3,790 Interim dividend (Note 3) — — — — — (102,076) — — (102,076) Incentive plans (Note 17 (c)) — — (1,910) — — — 6,487 — 4,577 Allocation of losses Reserves — — (83,138) — 83,138 — — — — Balance at 31 December 2025 119,604 910,728 1,067,802 (130,658) 192,054 (102,076) 13,134 (97,457) 1,973,131 GRIFOLS, S.A. Statements of Changes in Equity for the year ended 31 December 2025 B) Statement of Changes in Equity for the year ended 31 December 2025 (Expressed in Thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Registered capital Share premium Reserves Treasury stock Profit for the year Interim dividend Other equity instruments Valuation adjustments available for sale Total Balance at 31 December 2023 119,604 910,728 1,405,604 (152,748) (246,735) — 8,282 56,752 2,101,487 Recognised income and expense — — — — (83,138) — — (75,143) (158,281) Transactions with shareholders or owners Net movement in treasury stock (Note 17 (d)) — — — 18,300 — — — — 18,300 Incentive plans (Note 17 (c)) — — (6,019) — — — (1,635) — (7,654) Allocation of losses Reserves — — (246,735) — 246,735 — — — — Balance at 31 December 2024 119,604 910,728 1,152,850 (134,448) (83,138) — 6,647 (18,391) 1,953,852 GRIFOLS, S.A. Statements of Changes in Equity for the year ended 31 December 2025 B) Statement of Changes in Equity for the year ended 31 December 2024 (Expressed in Thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Note 2025 2024 Cash flows from operating activities Profit for the year before tax 168,358 (75,455) Adjustments for Dividend income Note 11 and 13 (402,354) (9,469) Impairment Note 11 (35,908) 9,881 Amortisation and depreciation Notes 5,6 and 7 16,060 16,360 Losses on disposals 8 215 Impairment and profits from disposals of financial instruments Note 15 — (246,700) Finance income Note 12 (548,357) (454,213) Finance costs Note 19 660,387 605,691 Exchange differences (937) 20,712 Change in fair value of financial instruments Note 14 2,128 (21,596) Other income and expenses (5,915) (5,944) Changes in operating assets and liabilities Inventories (1,199) (1,009) Trade and other receivables 11,027 (6,586) Other current assets 2,543 (5,172) Trade and other payables (2,221) (32,088) Other cash flows from operating activities Interest paid (637,715) (569,023) Dividends received 396,855 9,026 Interest received 607,779 349,632 Income tax paid received 77,445 18,275 Cash flows from operating activities 307,984 (397,463) Cash flows from investing activities Payments for investments Group companies and associates (39,475) (3,376,763) Intangible assets Note 5 (17,112) (4,408) Property, plant and equipment Note 6 and 7 (3,982) (3,486) Other financial assets (193) (2,411) Proceeds from sale of investments Group companies and associates 796 2,236,271 Other financial assets 2,381 19,358 Non-current assets held for sale Note 15 — 1,559,943 Cash flows from investing activities (57,585) 428,504 Cash flows from financing activities Proceeds from and payments for financial liability instruments Proceeds Promissory notes — 2,600,000 Disposal Promissory notes — (1,837,856) Loans and borrowings (21,253) (448,168) Group companies and associates (127,647) (396,701) Other payables (182) (558) Dividend payments and remuneration of other equity instruments Dividends Note 3 (102,076) — Cash flows used in financing activities (251,158) (83,283) Exchange rate deviation 709 40,658 Net increase/decrease in cash and cash equivalents (50) (11,584) Cash and cash equivalents at beginning of year 1,283 12,867 Cash and cash equivalents at year end 1,233 1,283 GRIFOLS, S.A. Statements of Cash Flows for the years ended 31 December 2025 (Expressed in Thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(1) Nature and Activities of the Company and Composition of the Group Grifols, S.A. (hereinafter the “Company”) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered office is in Sant Cugat del Vallés (Barcelona). The Company’s principal activity consists of providing administration, management and control services to companies and businesses, as well as investing in tangible and intangible assets, mainly in relation to its subsidiary companies. The Company’s main facilities are located in Sant Cugat del Vallès (Barcelona) and Parets del Vallès (Barcelona). Grifols, S.A.’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao stock exchanges and on the electronic stock market. As of 2 June 2011, the class B non-voting shares were listed on the NASDAQ (USA) and the Automated Quotation System (SIBE/Continuous Market). In accordance with prevailing legislation, the Company is the Parent of a Group comprising the Company and the subsidiaries, associated and multi-group companies listed in Note 11 and the Appendix II. In accordance with generally accepted accounting principles in Spain, consolidated annual accounts must be prepared to give a true and fair view of the financial position of the Group, the results of operations and changes in its equity and cash flows. On 25 February 2026 the Company’s board of directors authorised for issue the consolidated annual accounts of Grifols, S.A. and subsidiaries for 2025 prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU), which show consolidated profit attributable to the Parent of Euros 402 million, total assets Euros 19,712 million and consolidated equity of Euros 7,603 million (Euros 157 million, Euros 21,405 million and Euros 8,606 million, respectively, in 2024). (2) Basis of Presentation (a) True and fair view The accompanying annual accounts have been prepared on the basis of the accounting records of Grifols, S.A. The annual accounts for 2025 have been prepared in accordance with the applicable financial reporting framework, which is established in the Spanish General Accounting Plan and the current commercial legislation, to give a true and fair view of the equity and financial position of the Company at 31 December 2025 and results of operations, changes in equity, and cash flows for the year then ended. The directors consider that the annual accounts for 2025, authorised for issue on 25 February 2026, will be approved with no changes by the shareholders at their annual general meeting. (b) Comparative information The balance sheet, income statement, statement of changes in equity, statement of cash flows and the notes thereto for 2025, include comparative figures for 2024 which formed part of the annual accounts approved by the shareholders at the annual general meeting held on 5 June 2025. (c) Functional and presentation currency The figures disclosed in the annual accounts are presented in Euros thousand, the Company’s functional and presentation currency, rounded off to the nearest Euro thousand. 9 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(d) Critical issues regarding the valuation and estimation of relevant uncertainties and judgements used when applying accounting principles Relevant accounting estimates and judgements and other estimates and assumptions have to be made when applying the Company’s accounting principles to prepare the annual accounts. A summary of the items requiring a greater degree of judgement, or which are more complex, or where the assumptions and estimates made are significant to the preparation of the annual accounts, is as follows: (i) Relevant accounting estimates and assumptions Impairment of investments in group companies The Company tests investments in Group companies for impairment when there are signs that the book value is lower than the recoverable value, understood as the higher amount between the fair value less costs of sales and usage value. The determination of the recoverable value implies the use of estimates made by management. The Company generally uses cash flow discounting methods to calculate this value. Cash flow discounting calculations are based on the 5-year projections of the budgets approved by management. The cash flows take into consideration past experience and represent management’s best estimate of future market performance. The fifth-year cash flows are extrapolated using individual growth rates. The key assumptions employed include growth rates, the discount rate, sales growth, expected operating margins and future investment plans and requirements. The estimates, including the methodology used, could have a significant impact on values and impairment. Assessment of specific contractual obligations Assessment of the non-existence of a contractual obligation for Grifols. S.A. within the framework of the agreement signed with Haier for the sale of 20% of the shares of Shanghai RAAS Blood Products Co., Ltd in relation to the commitment by which the Company will make its commercially reasonable efforts to ensure that its subsidiary Grifols Diagnostic Solutions, Inc. (hereinafter “GDS”) declares and distributes dividends to its shareholders. Property, plant and equipment and intangible assets: useful lives The determination of the useful lives of property, plant and equipment and intangible assets is based on the estimation of the period over which such assets are expected to generate economic benefits for the Group. This assessment requires consideration of legal, technological, functional and economic factors, such as: • expected technological developments, • commercial life cycles of pharmaceutical products, • changes in regulatory frameworks, where applicable, and • the frequency of use of the assets and their physical wear and tear. Deferred taxes and uncertain tax positions The recognition of deferred tax assets, mainly in respect of tax losses and deductible temporary differences, requires the determination of future taxable profits, the estimation of the timing at which such assets will become deductible and the expected timing of the reversal of deferred tax liabilities. This assessment is based on the Group’s tax planning within the applicable regulatory framework (Note 22). 10 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Provisions and contingent liabilities The Group recognises provisions when there is a present obligation, whether legal or implicit, arising from past events, the settlement of which is probable to require an outflow of resources and can be reliably estimated. The amount of the provision represents the Group’s best estimate of the expenditure required to settle the corresponding obligation. The determination of this amount involves significant judgment and the use of estimates that take into account: • the best information available at the reporting date, including the assessment of the probability of occurrence of the event, • the opinion of independent experts, where appropriate, and • the evaluation of legal, tax, regulatory or contractual risks. Due to the uncertainty inherent in these estimates, the actual outflows may differ from the amounts initially recognised (Note 18). Valuation of financial instruments The determination of the fair value of certain financial instruments requires the use of valuation techniques that incorporate assumptions relating to observable and unobservable market variables, such as interest rates, foreign exchange rates, volatility and the credit risk of the counterparties. When quoted prices in active markets are not available, these valuations involve a higher degree of estimation and judgment. In the case of call options over equity interests, the valuation model is based on the following elements: • fair value of the shares, • exercise price, • risk-free interest rate, • term of the option, • volatility, and • dividend yield. The Company does not recognise any asset in respect of the valuation of financial instruments corresponding to call options over equity interests, as the amounts are not significant, given the wide range of positive variability in the estimates (Note 18). These estimates may be affected by changes in market conditions and in the financial environment, among other factors. (ii) Changes in accounting estimates Although estimates are calculated by the Company’s directors based on the best information available at 31 December 2025, future events may require changes to these estimates in subsequent years. Any effect on the annual accounts of adjustments to be made in subsequent years would be recognised prospectively. Grifols, S.A. management does not consider that there are any assumptions or sources of uncertainty that would have a significant risk of resulting in a material adjustment within the next financial year. 11 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(3) Distribution of Profit The distribution of profit and reserves of the Company for the year ended 31 December 2024, approved by the shareholders at their annual general meeting held on 5 June 2025, was as follows: Thousand Euros Basis of allocation Losses for the year (83,138) Allocation Voluntary reserve (83,138) On July 28, 2025, the Company’s Board of Directors approved the distribution of an interim dividend of Euros 0.15 euros per each class A and B share charged to the 2025 financial year results, for an amount of Euros 102,076 thousand, payable on August 13, 2025. These amounts to be distributed did not exceed the results obtained by the Company since the end of the last financial year, after deducting the estimated Corporate Income Tax payable on such results, in accordance with the provisions of Article 277 of the Consolidated Text of the Spanish Companies Act. The projected financial statement prepared in accordance with legal requirements, which showed the existence of sufficient liquidity for the distribution of the aforementioned dividend: Thousand Euros Estimated distributable profits until July 28, 2025: Estimated net income after taxes from the beginning of the fiscal year to July 28, 2025 177,307 Less, required allocation to legal reserve — Estimated distributable profits until July 28, 2025 177,307 Interim dividend distributed 102,076 Cash flow forecast for the period from July 28, 2025 to July 28, 2026: Cash balance as of July 28, 2025 1,159 Projected collections 1,264,422 Projected payments, including interim dividend (1,199,379) Projected cash balance as of July 28, 2026 66,202 12 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The proposed distribution of losses for the year ended 31 December 2025 to be submitted to the shareholders for approval at their annual general meeting is as follows: Thousand Euros Basis of allocation Profit for the year 192,054 Distribution Dividends 158,142 Mandatory preferred dividend on Class B shares 2,614 Voluntary reserve 31,298 As of 31 December 2025 and 2024, non-distributable reserves are as follows: Thousand Euros 2025 2024 Non-distributable reserves Legal reserve 23,921 23,921 Other 3 3 23,924 23,924 Profit recognised directly in equity cannot be distributed, either directly or indirectly. (4) Significant Accounting Policies (a) Foreign currency transactions, balances and cash flows Foreign currency transactions have been translated into Euros using average exchange rates for the prior month for all foreign currency transactions during the current month. This method does not differ significantly from applying the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Euros at the closing rate, while non-monetary assets and liabilities measured at historical cost have been translated at the exchange rate prevailing at the transaction date. In the statement of cash flows, cash flows from foreign currency transactions have been translated into Euros using the average exchange rates for the prior month for all flows that occur during the following month. This method does not differ significantly from applying the exchange rate at the date of the transaction. Exchange gains and losses arising on the settlement of foreign currency transactions and the translation into Euros of monetary assets and liabilities denominated in foreign currencies are recognised in profit and loss. (b) Capitalised borrowing costs Borrowing costs related to specific and general financing that are directly attributable to the acquisition, construction or production of intangible assets, property, plant and equipment and investment property that will not be available for use, capable of operating or available for sale for more than one year are included in the cost of the asset. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined as the actual borrowing costs incurred. Non-commercial general borrowing costs eligible for capitalisation are calculated as the weighted average of the borrowing costs applicable to the Company’s outstanding borrowings during the 13 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

period, other than those specifically for the purpose of obtaining a qualifying asset and the portion financed using equity. The borrowing costs capitalised cannot exceed the borrowing costs incurred during that period. The Company begins capitalising borrowing costs as part of the cost of a qualifying asset when it incurs expenditures for the asset, interest is accrued, and it undertakes activities that are necessary to prepare the asset for its intended use, operation or sale, and ceases capitalising borrowing costs when all or substantially all the activities necessary to prepare the qualifying asset for its intended use, operation or sale are complete, even though the necessary administrative permits may not have been obtained. Interruptions in the active development of a qualifying asset are not considered. Nonetheless, restated advances on account are not qualifying assets for the purpose of capitalising borrowing costs. Capitalised borrowing costs are recognised in the income statement under capitalised borrowing costs. (c) Intangible assets Intangible assets are measured at cost or cost of production. Capitalised production costs are recognised under “self-constructed assets” in the income statement. Intangible assets are carried at cost, less any accumulated amortisation and impairment. Advances on account of fixed assets are initially measured at cost. In subsequent years, advances accrue interest at the supplier's incremental borrowing rate when the period between payment and the receipt of the asset exceeds one year. Cost of production of intangible assets comprises the purchase price and any costs directly related to production. Expenditure on activities that contribute to increasing the value of the Company’s business as a whole, such as goodwill, trademarks and other similar items generated internally, as well as establishment costs, are recognised as expenses on the income statement when incurred. (i) Computer software Computer software acquired and developed by the Company is recognised to the extent that costs can be clearly allocated, expensed and distributed over time to each project, and when there is evidence of technical success and economic viability. Computer software maintenance costs are charged as expenses when incurred. (ii) Subsequent costs Subsequent costs incurred on intangible assets are recognised in profit and loss, unless they increase the expected future economic benefits attributable to the intangible asset. (iii) Useful life and amortisation rates Intangible assets with finite useful lives are amortised by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria: Depreciation method Rates % Computer software Straight-line 16-33 The depreciable amount is the acquisition or production cost of an asset. 14 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Company considers that the residual value of the assets is zero unless: • There is a commitment by a third party to purchase the asset at the end of its useful life. • There is an active market for the intangible asset and: – Residual value can be determined by reference to that market; and – It is probable that such market will exist at the end of the asset's useful life. The Company reviews the useful life and amortisation method for intangible assets at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates. (iv) Impairment losses The Company measures and determines impairment to be recognised or reversed based on the criteria in section (g) Impairment of non-financial assets subject to amortisation or depreciation. (d) Property, plant and equipment (i) Initial recognition Property, plant and equipment are measured at cost of acquisition or production, using the same criteria as for determining the cost of production of intangible assets. Capitalised production costs are recognised under “Self-constructed assets” in the income statement. Property, plant and equipment are carried at cost less any accumulated depreciation and impairment. The cost of an item of property, plant and equipment includes the estimated costs of its dismantling or removal and restoration of the site on which it is located, provided that the obligation is incurred as a consequence of having used the item. (ii) Property, plant and equipment swap Property, plant and equipment acquired in exchange for one or more non-monetary assets or a combination of monetary and non-monetary assets, is recognized for the monetary amount delivered plus the fair value of the non-monetary assets delivered in the transaction, except in those cases in which those that do not have a commercial substance or for which the fair value of the property, plant and equipment received or the asset delivered cannot be reliably measured. The fair value of the asset received should be recognized by reference to the fair value of the asset delivered except in those transactions in which the fair value of the asset received can be determined with greater reliability. In those cases in which the fair value of the asset received or delivered cannot be determined reliably or in which the transaction lacks commercial substance, the acquisition cost is determined by reference to the net book value of the asset delivered, plus, where appropriate, the monetary counterparts paid or pending payment, with the limit of the fair value of the asset received if it were less. (iii) Depreciation Property, plant and equipment are depreciated by allocating the depreciable amount of the asset on a systematic basis over its useful life. The depreciable amount is the cost of an asset. The Company determines the depreciation charge separately for each component of an item of property, plant and 15 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

equipment with a cost that is significant in relation to the total cost of the asset and with a useful life that differs from the remainder of the asset. Property, plant and equipment are depreciated using the following criteria: Depreciation method Rates % Buildings Straight-line 2 Technical installations and machinery Straight-line 10 Other installations, equipment and furniture Straight-line 4-10 Other property, plant and equipment Straight-line 7-33 The Company reviews useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates. (iv) Subsequent costs Subsequent to initial recognition of the asset, only the costs incurred which increase capacity or productivity or which lengthen the useful life of the asset are capitalised. The carrying amount of parts that are replaced is derecognised. Costs of day-to-day servicing are recognised in profit and loss as incurred. Replacements of property, plant and equipment that qualify for capitalisation are recognised as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction. (v) Impairment The Company measures and determines impairment to be recognised or reversed based on the criteria in section (g) Impairment of non-financial assets subject to amortisation or depreciation. (e) Investment property The Company classifies property leased to its subsidiaries under this caption. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment under development until construction or development is complete. Nevertheless, redevelopment work to extend or improve property is classified as investment property. The Company measures and recognises investment property following the policy for property, plant and equipment. The Company reclassifies property, plant and equipment to investment property when it ceases to use the building in the production or supply of goods or services, for administrative purposes or when it is held to earn rentals or for capital appreciation or both. Investment property is depreciated applying the following policies: Depreciation method Rates % Buildings and other installations Straight-line 1-10 16 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(f) Impairment of non-financial assets subject to amortisation or depreciation The Company evaluates whether there are indications of possible impairment losses on non-financial assets subject to amortisation or depreciation to verify whether the carrying amount of these assets exceeds the recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use. Impairment losses are recognised in the income statement. At the end of each reporting period the Company assesses whether there is any indication that an impairment loss recognised in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses on other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset. A reversal of an impairment loss is recognised in the income statement. The increased carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised. After an impairment loss or reversal of an impairment loss is recognised, the depreciation (amortisation) charge for the asset is adjusted in future periods based on its new carrying amount. However, if the specific circumstances of the assets indicate an irreversible loss, this is recognised directly in losses on the disposal of fixed assets in the income statement. (g) Leases (i) Lessor accounting Leases which, on inception, transfer to third parties substantially all the risks and rewards incidental to ownership of the assets are classified as finance leases, otherwise they are classified as operating leases. (ii) Lessee accounting Leases in which, upon inception, the Company assumes substantially all the risks and rewards incidental to ownership are classified as finance leases, otherwise they are classified as operating leases. - Finance leases At the commencement of the lease term, the Company recognises finance leases as assets and liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. Interest is expensed using the effective interest method. Contingent rents are recognised as an expense when it is probable that they will be incurred. The accounting policies applied to the assets used by the Company by virtue of finance lease contracts are the same as those set out in sections (e) and (f) (Property, plant and equipment or Investment Property). - Operating leases Lease payments under an operating lease, net of incentives received, are recognised as an expense on a straight-line basis over the lease term. 17 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Contingent rents are recognised as an expense when it is probable that they will be incurred. (h) Financial instruments (i) Classification of financial instruments Financial instruments are classified at the time of their initial recognition as a financial asset, a financial liability or an equity instrument, in accordance with the economic substance of the contractual agreement and with the definitions of financial assets, financial liabilities or equity instruments. For valuation purposes, the Company classifies financial instruments in the following categories: financial assets and liabilities valued at amortised cost; financial assets and liabilities at fair value through profit or loss, by considering separately those initially designated from those held for trading and those compulsorily valued at fair value through profit or loss; financial assets measured at fair value through equity, by considering separately the equity instruments designated as such from the rest of the financial assets; and financial assets valued at cost. The Company classifies a financial asset at amortised cost if it is held in the framework of a business model whose objective is to hold financial assets to obtain contractual cash flows and the contractual terms of the financial asset give rise, on specified dates, to cash flows which are only principal and interest payments on the outstanding principal amount (OPIP). The Company classifies as a financial asset at fair value through equity those financial assets whose contractual conditions, on specified dates, result in cash flows that are solely receipts of principal and interests on the outstanding principal amount, and they are not held for trading nor classified in the previous category. In this category are also included the investments in equity instruments designated irrevocably by the Company at the time of its initial recognition, as far as they are not held for trading and should not be valued at cost. The Company classifies as a financial asset at fair value through profit or loss those financial assets held for trading and those financial assets that have not been classified in any of the previous categories. In this category are also included the financial assets that the Company optionally designates at the time of the initial recognition, which otherwise would have been included in another category, as such designation eliminates or significantly reduces a valuation inconsistency or accounting asymmetry. The Company classifies a financial asset at cost when it is an (i) investment in the equity of group, multigroup and associates (ii) participating loans with contingent interests, either because a fixed or conditional variable interest rate is conditioned to the fulfilment of a milestone in the borrowing company, or because they are calculated exclusively with respect to the evolution of the activity of the aforementioned company. The Company classifies its financial liabilities at amortised cost. (ii) Valuation At the time of initial recognition, the Company values a financial asset at its fair value plus, in the case of a financial asset that is not at fair value through profit or loss, the costs of the transaction that are directly attributable to the acquisition. The transaction costs of financial assets at fair value through profit or loss are taken to results. In order to determine the fair value of financial assets or liabilities, the Company uses market data as much as possible. Based on the factors used for the measurement, the fair values are hierarchized based on the following factors: 18 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Level 1: estimates based on quoted prices (unadjusted) within current markets for assets or liabilities identical to those that the company may have access at the valuation date; Level 2: estimates based on quoted prices in active markets for similar instruments or other valuation methodologies in which all significant variables are based on directly or indirectly observable market data; or Level 3: estimates based on any significant variable that is not based on observable market data. In the event that the factors used to determine the fair value of an asset or liability are included in different levels of hierarchy, the fair value will be determined in its entirety based on the significant component located at the lowest level of hierarchy. (iii)Offsetting principles A financial asset and a financial liability are offset only when the Company currently has the legally enforceable right to offset the recognised amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. (iv)Financial assets and liabilities at fair value through profit or loss Financial assets and financial liabilities at fair value through profit or loss are initially recognised at fair value. Transaction costs directly attributable to the acquisition or issue are recognised as an expense when incurred. After initial recognition, they are recognized at fair value through profit or loss. Changes in the fair value include the component of interest and dividends. The fair value is not reduced by the transaction costs that may be incurred by their eventual sale or disposal by other means. (v) Financial assets and liabilities at amortised cost Financial assets and financial liabilities at amortised cost are initially recognized at their fair value, including the transaction costs incurred, and are subsequently measured at amortised cost, using the effective interest method. (vi)Investments in Group companies and associates Group companies are those over which the Company, either directly, or indirectly through subsidiaries, exercises control as defined in article 42 of the Spanish Code of Commerce, or when the companies are controlled by one or more individuals or entities acting jointly or under the same management through agreements or statutory clauses. Control is the power to govern the financial and operating policies of an entity or business so as to obtain benefits from its activities. In assessing control, potential voting rights held by the Company or other entities that are exercisable or convertible at the end of each reporting period are considered. Associates are entities over which the Company, either directly, or indirectly through subsidiaries, exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. The existence of potential voting rights that are exercisable or convertible at the end of each reporting period, including potential voting rights held by the Company or other entities, are considered when assessing whether an entity has significant influence. 19 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Investments in Group companies and associates are initially recognised at cost, which is equivalent to the fair value of the consideration given, including transaction costs in the case of investments in associates, and are subsequently measured at cost net of any accumulated impairment. The cost of investments in Group companies acquired before 1 January 2010 includes any transaction costs incurred. If an investment no longer qualifies for classification under this category, it is reclassified at fair value through profit or loss, unless it is designated at fair value through equity and it is valued as such from the date of reclassification, recognizing any difference in the profit or loss or in equity, respectively. In non-monetary business contributions to other group companies, including investments in group companies, the equity investments received are valued at the date the operation is carried out, for the amount representing the percentage of participation equivalent to the book value of the net assets of the investment contributed in the consolidated financial statements of the largest group whose parent company is Spanish according to the Standards for the Formulation of Consolidated Annual Accounts, plus transaction costs. Any difference between the book value of the investments received and the book value of the equity elements delivered (or the investment contributed), is recognized in reserves. The Company recognizes the amount contributed in a capital increase, including the preferential subscription rights acquired, as a higher value of the equity instruments. However, when the Company does not contribute proportionally to its stake in the issuer, it recognizes the difference as a donation expense. If the Company receives an asset or group of assets other than cash, the swap criteria previously indicated for non-monetary contributions are applied. (vii) Reclassifications of financial instruments The Company reclassifies a financial asset when the business model for its management is modified or when it meets or no longer meets the aforementioned classification criteria. The Company does not reclassify financial liabilities. (viii) Derecognition of financial assets The Company applies the criteria for the derecognition of financial assets to a part of a financial asset or to a part of a group of similar financial assets or to a financial asset or a group of similar financial assets. Financial assets are derecognized when the rights to receive cash flows related to them have expired or have been transferred and the Company has substantially transferred the risks and rewards derived from their ownership. (ix)Impairment of financial assets A financial asset or a group of financial assets is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and the event or events have an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. 20 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Impairment of financial assets valued at amortised cost The loss due to an impairment of financial assets valued at amortised cost is the difference between the book value of the financial asset and the present value of the estimated future cash flows. However, the Company uses the financial assets market value, as long as it is reliable enough to be considered representative of the value to be recovered. The impairment loss is recognized with charge to profit or loss and it is reversible in subsequent years, if the decrease can be objectively related to an event subsequent to its recognition. However, the reversal of the loss is limited to the amortised cost that the assets had if the loss due to the impairment in value had not been recorded. The Company directly reduces the carrying amount of a financial asset when it does not have reasonable expectations of full or partial recovery. Investments in Group companies Impairment is calculated by comparing the carrying amount of the net investment in the associate with its recoverable amount. The recoverable amount is the higher of value in use and fair value less costs to sell. Value in use is calculated based on the Company’s share of the present value of future cash flows expected to be derived from ordinary activities and from the disposal of the asset. Unless better evidence is available, the investee’s equity is taken into consideration, corrected for any unrealised gains existing at the measurement date. In subsequent years, reversals of impairment losses in the form of increases in the recoverable amount are recognised, up to the limit of the carrying amount that would have been determined for the investment if no impairment loss had been recognised. The recognition or reversal of an impairment loss is disclosed in the income statement unless it should be recognised in equity. Impairment of an investment is limited to the amount of the investment, except when contractual, legal or constructive obligations have been assumed by the Company or payments have been made on behalf of the companies. In the latter case, provision is made. (x) Derecognition and modifications of financial liabilities The Company derecognises all or part of a financial liability when it either discharges the liability by paying the creditor or is legally released from primary responsibility for the liability either by process of law or by the creditor. The exchange of debt instruments between the Company and the counterparty or substantial modifications of initially recognised liabilities are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability, provided that the instruments have substantially different terms. The Company considers the terms to be substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability. If the exchange is accounted for as an extinguishment of the financial liability, any costs or fees incurred are recognised as part of the gain or loss on the extinguishment. If the exchange is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortised over the remaining term of the modified liability. 21 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The difference between the carrying amount of a financial liability, or part of a financial liability, extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss. However, the Company may designate the financial guarantee to be measured at fair value through profit or loss. (i) Hedge accounting Derivative financial instruments are initially recognized following the criteria set forth above for financial assets and liabilities. Derivative financial instruments that do not meet the hedge accounting criteria are classified and valued as financial assets or liabilities at fair value through profit or loss. In addition, Grifols assesses whether embedded derivatives are present in contracts and financial instruments. Financial instruments that combine a host contract and a financial derivative (embedded derivative) are known as hybrid financial instruments. In hybrid financial instruments, the Company assesses whether the risks and characteristics of the derivative are closely related to those of the host contract. If it is determined that the value of the derivative is closely related to the fair value of the contract, the Company does not account for the derivative separately. Conversely, if the risks and characteristics of the derivative are not closely related to those of the host contract and the host contract is not measured at fair value, the derivative is recognized and accounted for separately recognizing the changes in fair value in the consolidated income statement. Currently there are no separate financial instruments from the host contract. (j) Own equity instruments held by the Company Equity instruments acquired by the Company are shown separately at cost of acquisition as a reduction in capital and reserves in the balance sheet. Any gains or losses on transactions with own equity instruments are not recognised in profit or loss. Transaction costs related to own equity instruments, including issue costs related to a business combination, are accounted for as a deduction from reserves, net of any tax effect. (k) Inventories (i) General Inventories are measured using the FIFO (first in, first out) method. When the cost of inventories exceeds replacement value, materials are written down to net realisable value. Inventories are mainly spare parts used to maintain the Company’s buildings and facilities. Emission allowances Emission allowances acquired are classified and measured by applying accounting policies. (l) Cash and cash equivalents Cash and cash equivalents include cash on hand and demand deposits in financial institutions. They also include other short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. An investment normally qualifies as a cash equivalent when it has a maturity of less than three months from the date of acquisition. 22 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(m) Defined contribution plans The Company recognises the contributions payable to a defined contribution plan in exchange for a service when an employee has rendered service to the Company. The contributions payable are recognised as an expense for employee remuneration and as a liability after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the period, the Company only recognises that excess as an asset (prepaid expense) to the extent that the prepayments will lead to, for example, a reduction in future payments or cash refund. (n) Provisions (i) General criteria Provisions are recognised when the Company has a present obligation (legal, contractual, constructive or tacit) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account all risks and uncertainties surrounding the amount to be recognised as a provision and, where the time value of money is material, the financial effect of discounting provided that the expenditure to be made each period can be reliably estimated. The discount rate is a pre-tax rate that reflects the time value of money and the specific risks for which future cash flows associated with the provision have not been adjusted at each reporting date. If it is not probable that an outflow of resources will be required to settle an obligation, the provision is reversed. (ii) Provisions for taxes Provisions for taxes are measured at the estimated amount of tax debt calculated in accordance with the aforementioned criteria. Provision is made with a charge to income tax for the tax expense for the year, to finance costs for the late payment interest, and to other income for the penalty. The effects of changes in estimates of prior years’ provisions are recognised according to their nature, unless they involve the correction of an error. (o) Revenue (i) Revenue from the rendering of services Revenue from the rendering of services is measured at the fair value of the consideration received or receivable. Practically all services are rendered to Group companies. (ii) Interests and dividends The Company recognizes interests and dividends on financial assets accrued after the acquisition date as income in the profit and loss. The Company recognizes interests on financial assets valued at amortised cost using the effective interest method and dividends when the Company is entitled to receive them. 23 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In the initial valuation of financial assets, the Company records separately, based on their maturity, the amount of explicit interest accrued and not due at that time, as well as the amount of dividends agreed by the competent authority at the time of the acquisition. As a result, these amounts are not recognized as income in the profit or loss. If the dividends are clearly derived from profits generated prior to the acquisition date because amounts higher than the profits generated by the investment since the acquisition have been distributed, the carrying amount of the investment is reduced. This criterion is applied regardless of the valuation criterion used for the equity instruments, so for equity instruments valued at fair value, the value of the investment is also reduced and an increase in subsequent value in the profit or loss account or in equity is recognized, based on the instruments classification. The tax effects associated with the distribution of dividends are recognized only when such dividends are declared or when their distribution is planned, given that the Group’s policy is to reinvest the reserves generated by its subsidiaries in the entities themselves and, additionally, the Group has control over the timing and amount of dividend distributions. Consequently, no deferred tax liability is recognized on the undistributed profits of subsidiaries, as the Group is able to control the distribution of such profits. The Company recognizes the dividends received by the delivery of an equity element or group of equity elements other than cash, in accordance with the previously indicated criteria. However, if the dividend is received as a business of a group company, the criteria indicated in BOICAC 85 should be applied. Interest and dividend income are classified as revenue when they form part of the Company’s ordinary activity. (p) Income tax The income tax expense or tax income for the year comprises current tax and deferred tax. Current tax assets or liabilities are measured at the amount expected to be paid to or recovered from the taxation authorities, using the tax rates and tax laws that have been enacted or substantially enacted at the reporting date. Current and deferred tax are recognised as income or an expense and included in profit or loss for the year, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different year, directly in equity, or from a business combination. Government assistance provided in the form of deductions and other tax relief applicable to income tax payable is recognised as a reduction in the income tax expense in the year in which it is accrued. The Company files consolidated tax returns with its Spanish subsidiaries: Laboratorios Grifols, S.A., Instituto Grifols, S.A., Grifols Movaco, S.A., Biomat, S.A., Grifols International, S.A., Araclon Biotech, S.L., Grifols Engineering, S.A., Grifols Viajes S.A., Aigües Minerals de Vilajuïga, S.A. and Albajuna Therapeutics, S.L. In addition to the factors to be considered for individual taxation, set out previously, the following factors are taken into account when determining the accrued income tax expense for the companies forming the consolidated tax group: • Temporary and permanent differences arising from the elimination of profits and losses on transactions between Group companies, derived from the process of determining consolidated taxable income. • Deductions and credits corresponding to each company forming the consolidated tax group. For these purposes, deductions and credits are allocated to the company that carried out the activity or obtained the profit necessary to obtain the right to the deduction or tax credit. 24 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Temporary differences arising from the elimination of profits and losses on transactions between tax group companies are allocated to the company which recognised the profit/loss and are valued using the tax rate of that company. A reciprocal credit and debit arises between the companies that contribute tax losses to the consolidated Group and the rest of the companies that offset those losses. Where a tax loss cannot be offset by the other consolidated Group companies, these tax credits for loss carryforwards are recognised as deferred tax assets using the applicable recognition criteria, considering the tax group as a taxable entity. The Parent of the Group records the total consolidated income tax payable under payable to Group companies. The amount of the debt relating to the subsidiaries is recognised as receivables from Group companies. (i) Deferred Tax liabilities Deferred tax liabilities derived from taxable temporary differences are recognised in all cases except where they arise from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income. (ii) Deferred Tax assets Deferred tax assets derived from deductible temporary differences are recognised provided that it is probable that sufficient taxable income will be available against which they can be utilised or when the tax legislation considers the possibility to convert future assets for deferred taxes on receivables in front of the Public Administration. Nonetheless, assets arising from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income, are not recognised. (iii)Measurement Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the years when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted. The tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets or liabilities are also reflected in the measurement of deferred tax assets and liabilities. (iv)Offset and classification The Company only offsets tax assets and liabilities if it has a legally enforceable right to offset the recognised amounts and intends either to settle on a net basis or to realise the assets and settle the liabilities simultaneously. Deferred tax assets and liabilities are recognised in the balance sheet under non-current assets or liabilities, irrespective of the expected date of recovery or settlement. (q) Employee benefits (i) Termination benefits Termination benefits are recognized on the earlier of the following dates: (a) when the Group can no longer withdraw the offer or (b) when the Group recognizes costs of a restructuring and this results in the payment of termination benefits. 25 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(ii) Short-term employee benefits The Group recognizes the expected cost of short-term compensation in the form of paid leave whose rights accrue as employees render the services that entitle them to receive it. If the leave is not accrued, the expense is recognized as the leave is taken. The Group recognizes the expected cost of profit sharing or employee incentive plans when there is a present legal or constructive obligation as a result of past events and a reliable estimate can be made of the value of the obligation. (iii) Share-based payments The Company has granted various equity-based compensation plans to certain members of the management team who are serving the company, which will be settled with either equity instruments or in cash, depending on the plan. The granted equity instruments become irrevocable when employees complete a certain service period and meet the objectives established in the incentive plan. Grifols recognizes the services received from its employees as such services are rendered during the irrevocable period, as a personnel expense in the income statement, and on the other hand, the corresponding increase in equity if the transaction is settled with equity instruments or the corresponding liability if the transaction is settled in cash, with an amount based on the value of the equity instruments. In transactions with employees settled with equity instruments, the recognized amount corresponds to the amount that will be settled once the agreed conditions are met and will not be revised or revalued during the accrual period, as the commitment is settled in shares. If an employee resigns before the accrual period ends, they will only receive the agreed incentive in shares. The fair value of the services received is estimated by estimating the fair value of the shares granted at the grant date, net of estimated dividends to which the employee is not entitled during the performance period. In plans settled in cash, the services received and the corresponding liability are recognized at the fair value of the liability, as of the date the recognition criteria are met. Subsequently, and until settlement, the corresponding liability will be valued at its fair value at the end of each reporting period, with any changes in valuation during the period charged to the income statement. The fair value is determined by reference to the market value of the shares at the date of estimation, net of estimated dividends to which the employee is not entitled during the performance period. The Company assumes the payment related to employees of other group companies. Therefore, the Company recognizes the accrued cost of the plan in accordance with the criteria set out above as an increase in the investment in the subsidiary with credit to the "Other equity instruments" heading if the transaction is settled with equity instruments, or as a liability if the transaction is settled in cash. (r) Classification of assets and liabilities as current and non-current The Company classifies assets and liabilities in the balance sheet as current and non-current. Current assets and liabilities are determined as follows • Assets are classified as current when they are expected to be realised or are intended for sale or consumption in the Company’s normal operating cycle, they are held primarily for the purpose of trading, they are expected to be realised within twelve months after the reporting date or are cash or a cash equivalent. • Liabilities are classified as current when they are expected to be settled in the Company’s normal operating cycle, they are held primarily for the purpose of trading, or they are due to be settled within twelve months after the reporting date. 26 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(s) Environmental issues The Company takes measures to prevent, reduce or repair the damage caused to the environment by its activities. Expenses derived from environmental activities are recognised as other operating expenses in the period in which they are incurred. Property, plant and equipment acquired by the Company to minimise the environmental impact of its activity and protect and improve the environment, including the reduction and elimination of future pollution from the Company’s activities, are recognised as assets applying the measurement, presentation and disclosure criteria described in section (e) Property, plant and equipment. (t) Transactions between Group companies Transactions between Group companies, except those related to mergers, spin-offs and non-cash business contributions, are recognised at the fair value of the consideration given or received. The difference between this value and the amount agreed is recognised in line with the underlying economic substance of the transaction. In non-monetary contributions to Group companies, the contributor will value its interests at the carrying amount of the equity investments, in the consolidated financial statements at the date the transaction occurred. Any difference between the value assigned to the interest received by the contributor and the carrying amount of the investments contributed will be recognised in reserves. (u) Non-current assets and disposal groups held for sale All related assets and liabilities to which active efforts have been initiated for their sale, are available in their current condition for sale, and it is highly probable that the sale will be completed within the next twelve months, are classified as held for sale. These assets are presented valued at the lower of their carrying amount and fair value less costs to sell and are not subject to depreciation from the moment they are classified as non-current assets held for sale. In the event of delays caused by events or circumstances beyond the control of Grifols and if there is sufficient evidence that the commitment to the plan to sell those classified as held for sale is maintained, the classification is maintained even if the period to complete the sale extends beyond one year. Non-current assets held for sale are presented on the balance sheet under the headings "Non-current assets held for sale" for assets, and "Liabilities related to non-current assets held for sale" for liabilities, if any. Additionally, discontinued operations are considered to be components (cash-generating units or groups of cash-generating units) representing a significant business unit or geographic area of operations that can be considered separate from the rest, which have been sold or disposed of by other means, or that meet the conditions to be classified as held for sale. Also, entities acquired solely for the purpose of resale are considered discontinued operations. The post-tax results of discontinued operations are presented in a single line of the income statement called "Profit (Loss) from discontinued operations net of taxes". 27 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(5) Intangible Assets Details of intangible assets and movement are as follows: Thousand Euros 2025 Computer software Total Cost at 1 January 2025 103,553 103,553 Additions 25,226 25,226 Transfers 1,366 1,366 Cost at 31 December 2025 130,145 130,145 Accumulated amortisation at 1 January 2025 (79,594) (79,594) Amortisations (7,436) (7,436) Transfers — — Accumulated amortisation at 31 December 2025 (87,030) (87,030) Carrying amount at 31 December 2025 43,115 43,115 Thousand Euros 2024 Computer software Total Cost at 1 January 2024 92,507 92,507 Additions 9,363 9,363 Transfers 1,683 1,683 Cost at 31 December 2024 103,553 103,553 Accumulated amortisation at 1 January 2024 (72,566) (72,566) Amortisations (7,028) (7,028) Transfers — — Accumulated amortisation at 31 December 2024 (79,594) (79,594) Carrying amount at 31 December 2024 23,959 23,959 (a) Fully amortised assets The cost of fully amortised intangible assets in use as of December 31, is as follows: Thousand Euros 2025 2024 Computer software 75,732 69,347 Fully amortised computer software in use as of 31 December 2025 and 2024 mainly reflects computer licences. 28 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

29

GRIFOLS, S.A.
Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(6) Property, Plant and Equipment

Details of property, plant and equipment and movement are provided in Appendix I.

(a) Capitalised borrowing costs

During 2025 the Company has capitalised borrowing costs in investments in progress amounting to Euros 35 thousand (Euros 308 thousand in 2024) (see Note 4(b)).

(b) Fully depreciated assets

Details of the cost of fully depreciated property, plant and equipment in use at 31 December are as follows:

	Thousand Euros	
	2025	**2024**
Technical installations and machinery	6,716	6,713
Other installations, equipment and furniture	15,211	14,805
Other property, plant and equipment	29,910	27,890
	51,837	**49,408**

(c) Insurance

The Company has taken out insurance policies to cover the risk of damage to its property, plant and equipment. These policies amply cover the net carrying amount of the Company's assets.

(7) Investment Property

Details of and movements in investment property have been as follows:

	Thousand Euros			
2025	**Land**	**Buildings and other installations**	**Investments in adaption and advances**	**Total**
Cost at 1 January 2025	46,776	113,314	2,916	**163,006**
Additions	—	33	2,186	**2,219**
Disposals	—	(6)	—	**(6)**
Transfers	—	357	(2,832)	**(2,475)**
Cost at 31 December 2025	46,776	113,698	2,270	**162,744**
Accumulated amortisation at 1 January 2025	—	(60,674)	—	**(60,674)**
Amortisations	—	(4,824)	—	**(4,824)**
Disposals	—	6	—	**6**
Accumulated amortisation at 31 December 2025	—	(65,492)	—	**(65,492)**
Carrying amount at 31 December 2025	**46,776**	**48,206**	**2,270**	**97,252**

30

GRIFOLS, S.A.
Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousand Euros			
2024	Land	Buildings and other installations	Investments in adaption and advances	Total
Cost at 1 January 2024	46,776	111,759	6,316	**164,851**
Additions	—	92	510	**602**
Disposals	—	(233)	—	**(233)**
Transfers	—	1,696	(3,910)	**(2,214)**
Cost at 31 December 2024	46,776	113,314	2,916	**163,006**
Accumulated amortisation at 1 January 2024	—	(55,874)	—	**(55,874)**
Amortisations	—	(4,818)	—	**(4,818)**
Disposals	—	18	—	**18**
Accumulated amortisation at 31 December 2024	—	(60,674)	—	**(60,674)**
Carrying amount at 31 December 2024	**46,776**	**52,640**	**2,916**	**102,332**

(a) Fully depreciated assets

The cost of fully depreciated investment property in use at 31 December is as follows:

	Thousand Euros	
	2025	2024
Buildings	4,229	4,229
Other installations	41,852	40,134
	46,081	**44,363**

(b) Income and expenses from investment property

The Company assigns the use of the premises and installations that it owns and leases from third parties to its Spanish subsidiaries as indicated in Notes 8, 9 and 24.

(c) Insurance

The Company has taken out insurance policies to cover the risk of damage to its investment property. The coverage of these policies is considered sufficient.

(8) Operating Leases - Lessee

As of 31 December 2025 and 2024, the Company leased to third parties and to a related company several office buildings.

As of 31 December 2025 and 2024 the most significant lease agreement relates to the offices located in Sant Cugat del Vallès (Barcelona) (SC1, SC2, SC3, SC4 and SC5) with a related company. The duration of the contracts extends until 1 March 2045 with obligatory compliance (until 9 February 2045, for SC5), with tacit renewals of 5 years. Cancellation must be notified by giving 6 months' notice.

Operating lease payments have been recognised as an expense for the year as follows: Thousand Euros 2025 2024 Lease payments (recognised as an expense) 7,765 7,595 Future minimum payments under non-cancellable operating leases are as follows: Thousand Euros 2025 2024 Less than one year 8,378 8,096 One to five years 29,763 28,215 Over five years 100,337 104,369 138,478 140,680 The Company uses part of these premises for its own use and the rest are assigned for use to its Spanish subsidiaries (see Note 7(b)). (9) Assignment for Use of Premises and Installations As described in Note 7(b), Note 8 and Note 24, the Company assigns the use of the premises and installations that it owns and leases from third parties to its Spanish subsidiaries. Services included in the assignment for use agreements are surveillance, cleaning of common areas, greeting and messaging, maintenance and water, energy and gas supplies. In order to take advantage of these services, the Spanish subsidiaries will use the premises in accordance with the statutory activity. Contracts signed with its subsidiaries are renewed automatically on an annual basis and can be cancelled at any time with three months’ prior notice. The minimum non-cancellable amount receivable totals Euros 9,503 thousand as of 31 December 2025 (Euros 8,898 thousand in 2024). (10) Risk Management Policy (a) Financial risk factors The Company's activities are exposed to various financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk, and cash flow interest rate risk. The Company’s global risk management programme focuses on uncertainty in the financial markets and aims to minimise potentially adverse effects on the Company’s profits. The Company’s risk management policies are established in order to identify and analyse the risks to which the Company is exposed, establish suitable risk limits and controls, and control risks and compliance with limits. Risk management procedures and policies are regularly reviewed to ensure they take into account changes in market conditions and in the Company’s activities. The Company’s management procedures and rules are designed to create a strict and constructive control environment in which all employees understand their duties and obligations. The Group’s Audit Committee supervises how management controls compliance with the Group’s risk management procedures and policies and reviews whether the risk management policy is suitable considering the risks to which the Group is exposed. This committee is assisted by Internal Audit which 31 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

acts as supervisor. Internal Audit performs regular and ad hoc reviews of the risk management controls and procedures and reports its findings to the Audit Committee. Market risk Market risk is the risk that changes in market prices, for example, exchange rates, interest rates or the prices of equity instruments, affect the Company’s subsidiaries revenues or the value of the financial instruments that the Company holds. The objective of managing market risk is to manage and control the Company and its subsidiaries exposure to this risk within reasonable parameters at the same time as optimizing returns (i) Market risk The Company is not exposed to market risks associated with non-financial assets. Even though, the Group is exposed to the price risk affecting raw materials, that is mitigated by the vertical integration of the hemoderivatives business in a highly-concentrated industry. (ii) Currency risk The Company operates internationally and is therefore exposed to currency risk when operating with foreign currencies, especially with regard to the US Dollar. Currency risk is associated with recognised assets and liabilities, and net investments in foreign operations. The Company holds several investments in foreign operations, the net assets of which are exposed to currency risk. Currency risk affecting net assets of the Company’s foreign operations in US Dollars is mitigated primarily through borrowings in the corresponding foreign currency. Details of financial assets and liabilities denominated in foreign currency, as well as transactions denominated in foreign currency are presented in the Notes 13 and 20. At 31 December 2025, had the US Dollar weakened by 10% against the Euro, with the other variables remaining constant, post-tax profit would have been Euros 188 thousand higher, mainly as a result of converting payables to Group companies (Euros 2,120 thousand higher at 31 December 2024). (iii)Credit risk The Company’s financial assets mainly comprise the trade receivables from and loans to Group companies. The Company considers that its financial assets are not significantly exposed to credit risk. Regarding the Company’s subsidiaries, credit risk is the risk in the event that a customer or counterparty to a financial instrument fails to discharge a contractual obligation, and mainly results from trade receivables and investments in financial assets. At 31 December 2025, the impairment of those assets has not been significant. (iv)Liquidity risk Liquidity risk is the risk to not meet the financial obligations as they fall due. Management approach to managing liquidity is to ensure where possible, that the Company always has sufficient liquidity to settle its obligations at the maturity date, both in normal conditions and in times of tension, to avoid incurring unacceptable losses or tarnishing the Group’s reputation. Management manages liquidity risk on a prudent basis, based on availability of cash and sufficient committed unused long-term credit facilities, enabling the Group to implement its business plans and carry out operations using stable and secure sources of financing. 32 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The main contractual obligations existing at the end of the year mainly comprise financial debt obligations with repayments of principal and interests, in the long term mostly (see Note 20). The Group's treasury budget anticipates meeting all its commitments in the next 12 months. Additionally, as of 31 December 2025, the Grifols Group has a total of cash and other cash equivalents amounting to Euros 825 million (Euros 980 million as of 31 December 2024). Furthermore, the Group has approximately Euros 853 million in unused credit lines (Euros 1,279 million as of 31 December 2024) including Euros 798 million from the revolving credit line (Euros 1,230 million as of 31 December 2024). The Credit Agreement includes as its sole recurring financial covenant the maximum leverage ratio (“Leverage Ratio”), calculated as the ratio between Consolidated Net Total Debt and Consolidated Adjusted EBITDA for the previous four quarters, in both cases calculated in accordance with the terms of the Credit Agreement. The value of this Leverage Ratio may not exceed 7.00:1.00, but compliance will only be required if, on the last day of the calendar quarter, the amount in U.S. dollars drawn under the Revolving Credit Facility of the Credit Agreement exceeds 40% of its maximum available amount. As of 31 December 2025 and 2024, given that there have been no drawings under the Revolving Credit Facility, the covenant compliance clause relating to the Leverage Ratio was not applicable. Details of financial liabilities by contractual maturity date are provided in Notes 13 and 20(e). (v) Cash flow and fair value interest rates risks Interest rate risk arises on loans extended to Group companies and current and non-current borrowings. Borrowings and loans extended at variable interest rates expose the Company to cash flow interest rate risks. Fixed-rate borrowings expose the Company to fair value interest rate risk. The objective of interest rate risk management is to achieve a balance in the structure of the debt, keeping part of the external resources issued at a fixed rate and covering part of the variable rate debt extending loans to Group companies. At 31 December 2025 had interest rates been 100 basis points higher/lower, with the other variables remaining constant, post-tax profit would have been Euros 17,444 thousand lower/higher, mainly because of higher borrowing costs on variable interest debt (Euros 21,052 thousand at 31 December 2024). 33 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

34

GRIFOLS, S.A.
Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(11) Investments in Equity Instruments of Group Companies and Associates

Details of investments in equity instruments of Group companies and Associates are as follows:

	Thousand Euros	
	2025	2024
	Non-current	Non-current
Group companies and associates		
Equity investments	4,245,774	3,703,449
Impairment	(116,015)	(152,383)
	4,129,759	**3,551,066**

During 2025 the following main changes to Company investments in equity instruments took place:

	Thousand Euros					
	Balance at 1 January 2025	Additions	Disposals	Impairments	Incentive plans in shares	Balance at 31 December 2025
Equity investments in group companies	3,437,869	523,651	(4,350)	35,908	3,260	3,996,338
Equity investments in associated companies	113,197	20,224	—	—	0	133,421
	3,551,066	**543,875**	**(4,350)**	**35,908**	**3,260**	**4,129,759**

- In May 2023, a long-term incentive plan was established based on the delivery of stock options and Share Unit Retention Plan (RSUs) for certain executive directors, senior management members of Grifols and its subsidiaries, and other employees of the Group (see Note 18). In 2025, an amount of Euros 820 thousand (stock options) and Euros 666 thousand (RSUs) were accrued as an increase in the Company's investment in the respective affiliated companies with employees covered by this plan.
- In June 2025, a long-term share-based incentive plan was established for members of senior management and other key employees of the Group (see Note 18). In 2025, the amount accrued during the year and recognized as an increase in the Company's investment in the respective investees with employees subject to this plan amounted to Euros 1,774 thousand.
- On February 14, 2025, the Company acquired 589,694 non-voting preferred shares of Biotest AG for a total of Euros 17.7 million at a price of 30 euros per share. The total amount paid amounted to Euros 17,692 thousand.
- On March 17, 2025, an additional capital increase of US Dollars 45,000 thousand was made in Grifols Egypt for Plasma Derivatives S.A.E., of which Grifols, S.A. contributed in US Dollars 22,050 thousand (Euros 20,224 thousand). As of December 31, 2025, the share capital of the subsidiary amounts to US Dollars 300,000 thousand reaching the commitment initially agreed upon by both shareholders.
- On October 24, 2025, a cash contribution of Euros 1.5 million to Aigües Minerals de Vilajuïga, S.A. was approved, which was fully made by Grifols, S.A., holder of 99.99% of the company's shares at the time the resolution was adopted.
- On November 20, 2025, the capitalization of a portion of the subordinated loan granted to its investee Grifols Worldwide Op. Ltd. in the amount of Euros 500 million was approved (see Note 13(a)). Consequently, the capitalized amount has been recorded as an increase in the carrying amount of the investment and had no impact on the income statement.

35

GRIFOLS, S.A.
Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- On December 18, 2025, the capitalization of the receivable balance that the Company had with its investee Grifols Brasil Ltda. in the amount of Brazilian reais 24,430 thousand (Euros 3,757 thousand) was approved. Consequently, the capitalized amount has been recorded as an increase in the carrying amount of the investment and had no impact on the income statement
- In 2025, dividends amounting to Euros 404,185 thousand were distributed to the Company by its group investees, of which Euros 3,552 thousand were recognized as a recovery of the investment, reducing the carrying amount of the investment. See section (a) (iii) Dividends.
- In 2025, impairment losses were recognized on the investments in Grifols Argentina, S.A. for Euros 642 thousand, Aigües Minerals de Vilajuïga, S.A. for Euros 1,691 thousand, and Kiro Grifols, S.L. for Euros 3,417 thousand. Additionally, an impairment reversal was recognized for Grifols Colombia Ltd in the amount of Euros 221 thousand and for the investment in Laboratorios Grifols, S.A. in the amount of Euros 41,437 thousand. See section (a) (ii) Impairment testing.

During 2024 the following main changes to Company investments in equity instruments took place:

	Thousand Euros					
	Balance at 1 January 2024	Additions	Disposals	Impairments	Incentive plans in shares	Balance at 31 December 2024
Equity investments in group companies	3,430,103	15,000	—	(9,881)	2,647	3,437,869
Equity investments in associated companies	540,692	19,767	(447,262)	—	—	113,197
	3,970,795	**34,767**	**(447,262)**	**(9,881)**	**2,647**	**3,551,066**

- In 2015, for the annual bonus of certain eligible employees, the Group set up a Restricted Share Unit Retention Plan (RSU plan) (see Note 18). In 2024, an amount of Euros 88 thousand were accrued as an increase in the Company's investment by the Company in the respective affiliated entities with employees covered by this plan, deemed as a contribution from the shareholder.
- In May 2023, a long-term incentive plan was established based on the delivery of stock options and Share Unit Retention Plan (RSUs) for certain executive directors, senior management members of Grifols and its subsidiaries, and other employees of the Group (see Note 18). In 2024, an amount of Euros 1,607 thousand (stock options) and Euros 952 thousand (RSUs) were accrued as an increase in the Company's investment in the respective affiliated companies with employees covered by this plan.
- On June 18, 2024, the transaction for the sale of 20% of the stake in SRAAS was completed (see Note 15). As of December 31, 2023, this 20% was classified as a Non-current Asset Held for Sale, and the remaining 6.58% was classified as an investment in associated companies valued at Euros 447,262 thousand. After the transaction was completed, the 6.58% was reclassified to Long-term Financial Investments (see Note 13(b)) and is considered a financial asset measured at fair value with changes in equity.
- On November 28, 2024, a cash contribution of Euros 15 million in Kiro Grifols, S.L. was approved, which was fully made by Grifols, S.A., the shareholder holding 99.7% of the company's shares at the time the agreement was adopted.
- On September 26, 2024, an additional capital increase of US Dollars 45,000 thousand was made in Grifols Egypt for Plasma Derivatives S.A.E., of which Grifols, S.A. contributed in US Dollars 22,050 thousand (Euros 19,767 thousand). As of December 31, 2024, the share capital of the subsidiary amounts to US Dollars 255,000 thousand.

Both shareholders committed to contribute in future capital increases based on their ownership, until the subsidiary has a share capital of US Dollars 300,000 thousand. These increases will be done as far as the subsidiary requires it and with the approval of the shareholders. • In 2024, it was registered an impairment of the investment in Grifols Viajes, S.A. amounting Euros 170 thousand , Aigües Minerals de Vilajuïga, S.A. amounting Euros 1,266 thousand and Kiro Grifols, S.L. amounting Euros 33,410 thousand. Additionally, a reversal of impairment was recorded in the investment of Laboratorios Grifols, S.A. amounting Euros 24,965 thousand. (a) Investments in Group companies Details of investments in Group companies are provided in Appendix II. Subsidiaries’ activities comprise the following: • Industrial activity: consisting of the manufacture, preparation and sale of therapeutic products and other pharmaceutical specialities, particularly hemoderivatives and parenteral solutions, reagents, chemical products for use in laboratories and healthcare centres, and medical-surgical materials, equipment and instruments; the collection and analysis of products of biological origin, and the procurement of human plasma. • Commercial activity: consisting primarily of the marketing of products manufactured by the industrial Group companies. • Service activity: comprising the management of business trips for Group companies, the preparation and implementation of engineering projects for both the Group and third parties, and the rendering of centralised services such as accounting, human resources, marketing, etc. This activity also includes the reinsurance of the Group’s insurance policies. The percentage ownerships included in Appendix II reconcile with the voting rights the Company has in its subsidiaries, except for: Medion Grifols Diagnostic AG, Grifols Diagnostics Solutions Inc., Grifols HK Limited and Diagnostic Grifols, S.A (information disclosed in Appendix II) and Grifols Thailand, Ltd. (48% ownership) in which the Company has majority voting rights through the type of shares and a contract entered into with the other shareholder. (i) Foreign currency The functional currencies of foreign operations are the currencies of the countries in which they are domiciled, except for Grifols Worldwide Operations Limited, Grifols Asia Pacific Pte. Ltd. and Grifols Canada Ltd the functional currency of which is the US Dollar. (ii) Impairment testing At the end of the year, the Company assesses whether there are signs of impairment in each of the investments in group companies and associates. For investments in group companies and associates with signs of impairment, an estimate of the recoverable value is made, based on the present value of 5 year (except in the case of Biotest AG and Grifols Egypt Plasma Derivatives, see explanation below) future cash flows approved by Management that are estimated to be received from each investment in its functional currency, discounted at a discount rate that includes the inherent risk, considering the net financial position and converting the euros at the closing exchange rate. When estimating the recoverable value, Management considered the gross margin based on the past performance and the current situation, the ongoing investments, and the national market performance expectations. 36 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

37

GRIFOLS, S.A.
Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In Grifols Egypt Plasma Derivatives, future cash flows have been considered over a six-year period, given that the investments will drive growth beyond the first five years.

In Biotest AG, the recoverable amount estimate reflects the present value of the future cash flows generated by the current product portfolio, as well as by the new products the company is investing in and whose growth is expected to extend beyond five years.

Cash flows estimated as of the year in which stable growth in the financial investments has been reached are extrapolated using the estimated growth rates indicated below. Perpetual growth rates are consistent with the industry reports forecasts and the countries where the investee companies operate.

The key assumptions used in impairment testing of the equity investments for 2025 were as follows:

	2025		2024	
	Perpetual growth rate	**Pre-tax discount rate**	**Perpetual growth rate**	**Pre-tax discount rate**
Grifols Australia Pty Ltd.	2.3%	12.8%	2.2%	11.9%
Grifols UK, Ltd.	1.4%	12.1%	1.6%	12.1%
Kiro Grifols, S.L.	1.6%	11.8%	1.6%	11.6%
Laboratorios Grifols, S.A.	1.6%	11.3%	1.6%	10.8%
Grifols Portugal, Lda.	1.7%	9.4%	1.9%	9.4%
Grifols Egypt for Plasma Derivatives (S.A.E.)	5.5%	19.0%	3.0%	19.6%
Grifols Brasil Ltda.	2.5%	18.1%	2.0%	18.4%
Grifols Wordlwide Operations Limited	2.0%	8.5%	2.1%	8.2%
Progenika Biopharma, S.A.	1.6%	11.1%	1.6%	12.2%
Biotest AG [1]	0,7% - 2,0%	9,4% - 9,6%	0,8% - 2,0%	9,1% - 9,3%

[1] The ownership interest in Biotest AG is 80.4%, consisting of a direct stake of 26.19% and an indirect stake through Grifols Biotest Holdings GmbH of 54.21%

The discount rate used reflects specific risks relating to the equity investments and the countries in which they operate. The main assumptions used for determining the discount rate are as follows:

- Risk free rate: normalized government bonds at 20 years
- Market risk premium: premium based on market research
- Unlevered beta: average market beta
- Debt to equity ratio: average market ratio

Only for those investments in companies that, due to the specific nature of their activity do not have estimates of future cash flows, impairment has been calculated by comparing their equity value at the end of the year with the net book value of the investment.

38

GRIFOLS, S.A.
Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In 2025, as a result of the impairment test performed, the Company recorded an impairment of the investments in:

	Thousand Euros		
Investment	**Impairment**	**Reversal of impairment**	**Net**
Laboratorios Grifols, S.A.	—	41,437	41,437
Grifols Argentina, S.A.	642	—	(642)
Grifols Colombia Ltda	—	221	221
Aigües Minerals de Vilajuïga, S.A.	1,691	—	(1,691)
Kiro Grifols, S.L.	3,417	—	(3,417)
Total	**5,750**	**41,658**	**35,908**

The impairments of the investments recorded during 2024 were:

	Thousand Euros		
Investment	**Impairment**	**Reversal of impairment**	**Net**
Laboratorios Grifols, S.A.	—	24,965	24,965
Grifols Viajes, S.A.	170	—	(170)
Aigües Minerals de Vilajuïga, S.A.	1,266	—	(1,266)
Kiro Grifols, S.L.	33,410	—	(33,410)
Total	**34,846**	**24,965**	**(9,881)**

In the current economic context, the reasonably possible changes considered for equity investments are a variation in the discount rate (+/-50bps), as well as in the estimated perpetual growth rate (+/-50bps), except in the case of Grifols Egypt Plasma Derivatives (S.A.E) where a variation in the discount rate of (+/-100bps) has been considered, with independent analyses for each.

The reasonably possible changes in key assumptions considered by management in the calculation of the equity investments recoverable amount would cause their carrying amount to exceed the recoverable amount as follows in 2025:

Potential impairment / (potential reversal)	**Perpetual growth rate**	**Pre-tax discount rate**
Grifols Egypt Plasma Derivatives (S.A.E) / Discount rate +100bps	—	7%
Kiro Grifols, S.L. / Discount rate +50bps	—	14%
Kiro Grifols, S.L. / Perpetual growth rate -50bps	9%	—
Kiro Grifols, S.L. / Discount rate -50bps	—	(16)%
Kiro Grifols, S.L. / Perpetual growth rate +50bps	(10)%	—
Laboratorios Grifols, S.A. / Discount rate +50bps	—	6%
Laboratorios Grifols, S.A. / Perpetual growth rate -50bps	4%	—
Laboratorios Grifols, S.A. / Discount rate -50bps	—	(5)%
Laboratorios Grifols, S.A. / Perpetual growth rate +50bps	(5)%	—

The details for 2024 were:

Potential impairment / (potential reversal)	**Perpetual growth rate**	**Pre-tax discount rate**
Grifols Egypt Plasma Derivatives (S.A.E) / Discount rate +100bps	—	7%

39

GRIFOLS, S.A.
Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(iii) Dividends

The dividends distributed by the investee group companies during fiscal year 2025 were as follows:

	Thousand Euros		
Investment	**Dividend income**	**Return of investment**	**Total dividend**
Biotest, AG	316	23	339
Instituto Grifols, S.A.	299,994	—	299,994
Grifols Brasil Ltda.	7,853	1,200	9,053
Grifols s.r.o.	12,159	—	12,159
Grifols Deutschland, Gmbh	29,216	—	29,216
Grifols France S.A.R.L.	13,354	—	13,354
Grifols Italia. S.p.A.	11,481	—	11,481
Grifols México, S.A. de C.V.	13,761	—	13,761
Grifols Nordic AB (Sweden)	3,491	2,329	5,820
Grifols UK Ltd.	9,008	—	9,008
Total	**400,633**	**3,552**	**404,185**

During 2024, the dividends received from Group companies and associates amounted to Euros 685 thousand from Biotest AG and Euros 6,724 thousand from Shanghai RAAS, which at that time was an associate company.

(b) Other Information

The subsidiaries with direct and indirect participation, are audited/reviewed by the associates of Deloitte Auditores, S.L. in the countries in which they are located, except for Grifols Argentina, S.A. (audited by Alexia Consulting group, S.R.L.) and Kiro Grifols, S.L. (audited by LKS Auditores, S.L.P.).

AlbaJuna Therapeutics, S.L., Albimmune, S.L., Aigües Minerals de Vilajuïga, S.A., Araclon Biotech, S.L., Biotest Management GmbH, Biotest Midco GmbH, Grifols Biotest Holdings GmbH, Grifols Japan, K.K., Grifols Korea Co. Ltd, Grifols México, S.A., Grifols Viajes, S.A., Biotest Pharma GmbH, Plasma Service Europe GmbH, Biotest Austria GmbH and Biotest Lux S.à r.l have not been audited.

All the financial assets in investments in equity instruments of group companies and associates have been classified as financial assets at cost.

(12) Financial Assets by Category

(a) Classification of financial assets by category

The classification of financial assets by category and class and a comparison of the fair value and the carrying amount are provided in Appendix III.

(b) Net losses and gains by category of financial asset Net losses and gains by category of financial asset are as follows: Thousand Euros 2025 Financial asset at amortised cost Financial asset at fair value with changes through equity Total Finance income at amortised cost, Group companies 548,322 — 548,322 Finance income at amortised cost — 1,721 1,721 Net gains in profit and loss 548,322 1,721 550,043 548,322 1,721 550,043 Thousand Euros 2024 Financial asset at amortised cost Financial asset at fair value with changes through equity Total Finance income at amortised cost, Group companies 445,825 — 445,825 Finance income at amortised cost 8,080 2,060 10,140 Net gains in profit and loss 453,905 2,060 455,965 453,905 2,060 455,965 (13) Investments and Trade Receivables (a) Investments in Group companies Details of investments in Group companies and related parties are as follows: Thousand Euros 2025 2024 Non-current Current Non-current Current Group Loans 7,553,900 154,582 8,287,085 — Receivables, tax effect (Note 22) — 13,461 — 56,690 Interest — 44,879 — 104,493 Other loans — 34,943 — 67,798 Dividends 1,554 3,107 — — 7,555,454 250,972 8,287,085 228,981 40 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

41

GRIFOLS, S.A.
Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

As of 31 December 2025, the Company has several loans with Group companies. The most significant loans are:

- Three subordinated loans with subsidiary entities that accrue interest at a market rate, with no due date established and an amount of Euros 2,912 million (Euros 3,412 million as of 31 December 2024). During fiscal year 2025, part of the loan granted to Grifols Worldwide Operations Ltd was capitalized as an increase in the financial investment, for an amount of Euros 500 million (see Note 11). As for the remaining loans, the Company will not require their settlement in the short term

- A loan in US dollars amounting to Euros 600 million (Euros 679 million as of 31 December 2024) to cover the liability for a promissory note issued in dollars (see Note 20(b)) for the same amount.

- Loans totalling Euros 4,196 million that accrue interest at a market rate (see Appendix III). The detail by maturity of these loans as of 31 December 2025 and 2024 is the following:

		Thousand Euros	
		2025	2024
Maturity	Currency	Principal	Principal
2026	Euros	154,582	4,582
2027	Euros	1,441,896	1,591,896
2030	Euros	2,600,000	2,600,000
		4,196,478	**4,196,478**

(b) Investments

Details of investments are as follows:

	Thousand Euros			
	2025		2024	
	Non-current	Current	Non-current	Current
Equity instruments	336,853	—	416,131	—
Other current financial assets	596	57	395	—
Financial instruments derivatives (Note 14)	—	—	1,177	309
Deposits and guarantees	1,185	5	1,193	2,443
	338,634	**62**	**418,896**	**2,752**

As a result of the RAAS sale transaction (see Note 15), the remaining 6.58% shareholding was classified under long-term financial investments and is considered a financial asset valued at fair value through equity. This fair value has been valuated based on the listed value of the shares at the date (CNY 6.34 per share as of 31 December 2025 and CNY 7.22 per share as of 31 December 2024), so that it was valued at Euros 336,853 thousand as of 31 December 2025 (Euros 416,131 thousand as of 31 December 2024). The fair value adjustment recorded in equity during 2025 amounted to Euros 79,278 thousand (Euros 18,350 thousand in 2024). In addition, dividends from this financial asset were received during 2025 in the amount of Euros 1,721 thousand (Euros 2,060 thousand in 2024), which are presented under the caption 'Financial income from investments in equity instruments' in the income statement

Financial instruments derivatives as of 31 December 2025 and 2024, includes mainly a derivative with changes recognized in equity, see Note 14.

As of 31 December 2025 and 2024, Euros 943 thousand of guarantees and deposits are associated with leases with Centurion Real Estate S.A.U., a related party of Grifols S.A. (see Note 24).

(c) Trade and other receivables Details of trade and other receivables are as follows: Thousand Euros 2025 2024 Current Current Group Trade receivables (Note 24) 44,209 30,578 Unrelated parties Trade receivables 862 1,496 Other receivables 475 410 Personnel 168 220 Taxation authorities, income tax (Note 22) 1,989 16,453 Public entities, other (Note 22) 25,499 30,728 73,202 79,885 Taxation authorities, income tax and Public entities, other, as of 31 December 2025 and 2024 corresponds almost fully to the reimbursement of the value added tax. The Company files consolidated VAT and income tax returns and is the head of the consolidation group. (d) Amounts denominated in foreign currencies Details of monetary financial assets denominated in foreign currencies are as follows: Thousand Euros 2025 US Dollar Brazilian real Other Total Long-term investments in associated and group companies 600,000 1,554 — 601,554 Total non-current financial assets 600,000 1,554 — 601,554 Short-term investments in associated and group companies 3,754 3,107 61 6,922 Trade and other receivables Trade receivables – current 144 — 29 173 Trade receivables from Group companies and associates – current 2,939 — — 2,939 Total current financial assets 6,837 3,107 90 10,034 Total financial assets 606,837 4,661 90 611,588 42 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

43

GRIFOLS, S.A.
Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousand Euros		
2024	**US Dollar**	**Other**	**Total**
Long-term investments in associated and group companies	678,602	—	**678,602**
Total non-current financial assets	678,602	—	**678,602**
Short-term investments in associated and group companies	4,259	65	**4,324**
Trade and other receivables			
Trade receivables – current	165	—	**165**
Trade receivables from Group companies and associates – current	3,581	—	**3,581**
Total current financial assets	8,005	65	**8,070**
Total financial assets	**686,607**	**65**	**686,672**

(14) Financial derivatives

The Company uses financial derivatives to hedge against the risk that the future cash flows are exposed. During the current period, the Company considered that the requirements detailed in Note 4, regarding the registration and valuation rules, have been fulfilled in order to classify the financial instruments detailed below as hedging instruments.

The Company performs an analysis to assess to what extent the changes in the cash flows of the hedging instrument would offset the changes in the cash flows of the hedged item attributable to the risk that is intended to be hedged. Taking this analysis into account, the Company determines the existence of the economic relationship and the coverage ratio.

At the year-end, the Company analyses the ineffectiveness and assesses whether an economic relationship continues to exist or whether the set hedge ratio is appropriate. The possible sources of ineffectiveness considered by the Company to determine the hedging relationship and the hedge ratio are:

- The hedging instrument and the hedged item have different start dates and trade dates.
- The underlying of the hedged item and the hedging instrument are not homogeneous.

As of 31 December 2025 and 2024, the Company held the following hedging instruments:

				Thousand Euros					
				2025			2024		
				Ineffectiveness recognised in profit or loss	Hedging instrument fair value		Ineffectiveness recognised in profit or loss	Hedging instrument fair value	
Hedged item	Hedging instrument	Hedged risk	Due date[1]		Asset	Liability		Asset	Liability
Energy price	Energy swap	Energy price	2032	2,128	—	1,631	75	1,486	—

(1) The maturity of the hedging instrument matches with the year when the cash flows are expected to occur and affect the profit and loss account.

As of 31 December 2025, the balance of liabilities contains Euros 1,267 thousand as long-term derivatives and Euros 364 thousand as short-term derivatives.

As of 31 December 2024, the balance of assets contains Euros 1,177 thousand as long-term derivatives and Euros 309 thousand as short-term derivatives.

The breakdown of the amounts recorded in equity and in the profit or loss account in 2025 and 2024 are as follows: Thousand Euros 2025 2024 Initial balance of hedging operations in Equity 270 (3,734) Income and expense recognised directly in equity 779 1,925 Amounts transferred to the income statement Recycling of interest expense — 792 Hedging reversal — 2,304 Recycling of exchange rate differences — (1,305) Settlement — 288 Closing balance of hedging operations in Equity 1,049 270 Cross-currency swaps The loan signed with the Group company, Grifols Escrow Issuer, S.A. amounting to US Dollars 687.4 million and maturing in October 2028, was hedged through currency swaps that convert the face value of the loan and the interest to be settled from US Dollars to Euros. During 2023, the hedge item has changed to the senior unsecured notes in US Dollars absorbed in the merger by absorption with Grifols Escrow Issuer, S.A. The characteristics of the financial derivatives were as follows: • On 28 June 2022 the Company entered into a fixed-for-fixed currency swap agreement with due date 15 October 2024. The agreement set the exchange of currency flows EUR-USD under the following terms: - Grifols, S.A. received a loan in euros for an amount of Euros 194 million with an interest rate of 3.10%. - Grifols S.A. granted a loan in US dollars for an amount of US Dollars 205 million with an interest rate of 4.75%. • On 5 October 2021 the Company entered into a fixed-for-fixed currency swap agreement with some financial entities with due date 15 October 2024. The agreement set the exchange of currency flows EUR-USD under the following terms: - Grifols, S.A. received a loan in euros for an amount of Euros 173 million with an interest rate of 3.78%. - Grifols S.A. granted a loan in US dollars for an amount of US Dollars 200 million with an interest rate of 4.75%. • On 5 October 2021 the Company entered into two fixed-for-fixed currency swap agreements with due date 15 October 2024. The agreement set the exchange of currency flows EUR-USD under the following terms: - Grifols, S.A. received a loan in euros for an amount of Euros 259 million with an interest rate of 3.59%. - Grifols S.A. granted a loan in US dollars for an amount of US Dollars 300 million with an interest rate of 4.75%. In September 2024, the cross currency swap was terminated in advance. 44 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Financial instruments at fair value with changes in profit and loss In relation to the sale of shares in SRAAS in 2024 (see Note 15) and with the aim of reducing exposure to EUR/RMB exchange rate fluctuations and ensuring the amount received in euros, the Company entered into a derivative valued at fair value with changes recognized in the profit and loss account Energy swaps At the beginning of the 2023, the Company entered into a hedge for the variation in the price of electricity. This contract has been entirely used to hedge the purchase price of electric energy against potential market price increases. The derivatives hedging the energy price meet the requirements for hedge accounting, and therefore, variations in the value of this financial instrument are recorded (net of taxes) in equity. (15) Non- currents assets held for sale On December 29, 2023, Grifols reached an agreement with Haier Group Corporation for the sale of a 20% equity interest in Shanghai RAAS (SRAAS) for RMB 12,500,000 thousand. As of December 31, 2023, such stake subject to the sale transaction was considered as a “Non-current asset held for sale” in the amount of Euro 1,360,089 thousand. On June 18, 2024, after obtaining the necessary authorizations from the required regulatory authorities and fulfilling certain agreed-upon conditions, the sale took place for an amount of RMB 12,163,730 thousand, net of taxes paid in China (Euros 1,564,256 thousand at the exchange rate on the transaction date). To reduce exposure to EUR/RMB exchange rate fluctuations and ensure the amount received in euros, Grifols contracted a EUR/RMB forward exchange rate financial instrument (Fx Forward), which was not recorded as hedge accounting.n July 5, 2024, these funds were deposited into a Grifols Euro bank account, amounting to Euros 1,559,943 thousand at the contracted Forward exchange rate, recognizing a foreign exchange loss of Euros 17,790 thousand, presented under the heading ' Exchange Differences,' and a financial gain from the derivative of Euros 13,476 thousand, recognized under the heading 'Fair Value adjustments in Financial Instruments' (see Note 14). These funds were used to reduce the Group's debt. As a result of this sale transaction, the Company lost its significant influence in its stake in SRAAS upon the closing of the transaction. The remaining 6.58% stake in SRAAS shares was considered a financial asset measured at fair value with changes in equity (see Note 13(b)), whose fair value at the transaction date was calculated based on the SRAAS share price on that date amounting to Euros 434,481 thousand Additionally, Grifols loses its indirect 11.79% stake in GDS capital that it held through its stake in SRAAS. Finally, as part of the transaction, the Company signed the following agreements: - Grifols has pledged its shares in SRAAS in favour of Haier (on behalf of Haier and SRAAS), to secure the cash pooling agreement between GDS, as creditor, and Grifols, as debtor. - Grifols retained the right to appoint a director to the board of directors of SRAAS. However, Grifols has granted Haier (a) a voting proxy for 10 years and (b) a right of first refusal in case Grifols wishes to sell these shares. The voting proxy agreement was valued at Euros 10 million (see Note 16). 45 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The impact of the transaction on the income statement for the year 2024 was as follows: Thousand Euros Sales price 1,607,500 Fair value of 6,58% in SRAAS 434,481 Less: carrying value Non-current asset held for sale and transaction costs (1,390,604) Less: carrying value Investments in equity instruments of associates (see Note 11) (447,262) Less: Other obligations assumed (see Note 16) (10,433) Result before reclassification of exchange differences 193,682 Cumulative exchange differences in shareholders' equity 53,018 Result of the transaction (gain) 246,700 Income tax in China and Spain (34,544) Net income tax result 212,156 (16) Prepayments As of 31 December 2025 and 2024 prepayments include mainly insurance premium and maintenance prepayments. Regarding the deferred income booked in current liabilities, as a result of the voting proxy agreement signed during the sale of shares of SRAAS (see Note 15), the Company recognized a deferred income amounting Euros 10,433 thousands, which will be amortized over 3 years as this is the period during which Haier and Grifols have agreed not to transfer their shares in SRAAS. At 31 December 2025, this deferred income balance amounts to Euros 5,100 thousand (Euros 8,578 thousand at 31 December 2024). The income recognized in 2025 was Euros 3,478 thousand (Euros 1,855 thousand in 2024) and is presented under the caption “Other operating income” in the income statement. (17) Equity Details of equity and movement during the year are shown in the statement of changes in equity. (a) Capital As of 31 December 2025 and 2024, amounts to Euros 119,603,705 and is represented by: - Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of the same class and series, and which are ordinary shares of the Company. - Class B shares: 261,425,110 non-voting preference shares of Euros 0.05 par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws. Class B Shares Our Class B shares have substantially similar dividend and other economic rights as our Class A shares, but differ from the Class A shares in some important respects that are outlined below. 46 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Voting Rights Holders of our Class B shares generally do not have voting rights, except with respect to certain extraordinary matters, with respect to which approval by a majority of our outstanding Class B shares is required. Separate Vote at General Shareholder Meetings on Extraordinary Matters Notwithstanding the lack of voting rights of our Class B shares generally, resolutions on the matters detailed below (each, an“extraordinary matter”) require the approval of a majority of our outstanding Class B shares. - Any resolution (i) authorizing us or any of our subsidiaries to repurchase or acquire any of our Class A shares, except for pro rata repurchases available equally to holders of our Class B shares on the same terms and at the same price as offered to holders of our Class A shares or (ii) approving the redemption of any of our shares and any share capital reductions (through repurchases, cancellation of shares or otherwise), other than (a) those redemptions required by law and (b) those redemptions which affect equally our Class A shares and Class B shares and in which each Class B share is treated the same as a Class A share in such transaction. - Any resolution approving the issuance, granting or sale (or authorizing the Board to issue, grant or sell) (i) any of our shares, (ii) any rights or other securities exercisable for or exchangeable or convertible into our shares or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any of our securities, except if (a) each Class B share is treated the same as a Class A share in the relevant issuance, grant or sale and, therefore, has a preferential subscription right (derecho de suscripción preferente) or a free allotment right in the relevant issuance, grant or sale to the same extent, if any, as a Class A share or (b) if the issuance is made in accordance with the subscription rights described in “Subscription Rights” below. - Any resolution approving unconditionally or not (i) a transaction subject to Law 3/2009 (including, without limitation,a merger, split-off, cross-border redomiciliation or global assignment of assets and liabilities), except if in such transaction each Class B share is treated the same as a Class A share or (ii) our dissolution or winding-up, except where such resolution is required by law. - Any resolution for the delisting of any Grifols shares from any stock exchange. - Generally, any resolution and any amendment of the Articles of Association that directly or indirectly adversely affects the rights, preferences or privileges of our Class B shares (including any resolution that adversely affects our Class B shares relative to our Class A shares or that positively affects our Class A shares relative to our Class B shares, or that affects the provisions in the Articles of Association relating to our Class B shares). The general shareholders’ meeting has the power to decide on all matters assigned to it by law or by the Articles of Association and, in particular, without limitation to the foregoing, shall be the only corporate body or office entitled to decide on these extraordinary matters. Preferred Dividend Each of our Class B shares entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each fiscal year the share is outstanding equal to Euros 0.01 per Class B share. In any given fiscal year, we will pay a preferred dividend to the holders of our Class B shares before any dividend out of the distributable profits for such fiscal year is paid to the holders of our Class A shares. The preferred dividend on all issued Class B shares will be paid by us within the nine months following the end of that fiscal year, in an amount not to exceed the distributable profits obtained by us during that fiscal year. If, during a fiscal year, we have not obtained sufficient distributable profits to pay in full, out of those profits, the preferred dividend on all the Class B shares outstanding, the preferred dividend amount exceeding the distributable profits obtained by us will not be paid and will not be accumulated as a dividend payable in the future. 47 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Lack of payment, total or partial, of the preferred dividend during a fiscal year due to insufficient distributable profits to pay in full the preferred dividend for that fiscal year will not cause our Class B shares to recover any voting rights. Other Dividends Each Class B share is entitled to receive, in addition to the preferred dividend referred to above, the same dividends and other distributions (in each case, whether in cash, securities of Grifols or any of our subsidiaries, or any other securities, assets or rights) as one Class A share. Each Class B share is treated as one Class A share for the purpose of any dividends or other distributions made on our Class A shares, including as to the timing of the declaration and payment of any such dividend or distribution. Redemption Rights Each holder of our Class B shares is entitled to redeem those shares as set forth in this section if a tender offer for all or part of our share capital is made and settled (in whole or in part), except if holders of our Class B shares were entitled to (i) participate in such offer and (ii) have their shares acquired in such offer equally and on the same terms as holders of our Class A shares (including, without limitation, for the same consideration). Upon the closing and settlement (in whole or in part) of a tender offer for our shares in which holders of our Class B shares were not entitled to (i) participate and (ii) have their shares acquired in such offer equally and on the same terms as holders of our Class A shares (including, without limitation, for the same consideration), the redemption process will follow the process detailed below. - We will, within ten days of the date on which the redemption event occurred (i.e., the date on which the triggering tender offer settled), publish in the Commercial Registry Gazette, the Spanish Stock Exchanges’ Gazettes and in at least two of the newspapers with widest circulation in Barcelona an announcement informing the holders of our Class B shares of the redemption event and the process for the exercise of redemption rights in connection with such redemption event. - Each holder of our Class B shares will be entitled to exercise its redemption right for two months from the first date of settlement of the tender offer triggering the redemption right by notifying us of its decision. We will ensure that mechanisms are in place so that the notification of the exercise of the redemption right may be made through Iberclear. - The redemption price to be paid by us for each Class B share for which the redemption right has been exercised will be the sum of (i) the amount in euro of the highest consideration paid in the tender offer triggering the redemption right plus (ii) interest on the amount referred to in (i), from the date such tender offer is first settled until the date of full payment of the redemption price, at a rate equal to the one-year EURIBOR plus 300 basis points. For the purposes of this calculation, the amount in euro corresponding to any non-cash consideration paid in the tender offer will be the market value of such non-cash consideration as of the date the tender offer is first settled. The calculation of such market value shall be supported by at least two independent experts designated by us from auditing firms of international repute. - We will, within 40 days of the date on which the period for notification of the exercise of redemption rights following a tender offer lapses, take all the necessary actions to (i) effectively pay the redemption price for our Class B shares for which the redemption right has been exercised and complete the capital reduction required for the redemption and(ii) reflect the amendment to Article 6 of the Articles of Association (related to share capital) deriving from the redemption. The number of our Class B shares redeemed shall not represent a percentage over our total Class B shares issued and outstanding at the time the tender offer is made in excess of the percentage that the sum of our Class A shares (i) to which the tender offer is addressed, (ii) held by the offerors in that offer and (iii) held by persons acting in concert with the offerors or by persons having reached an agreement relating to the offer with the offerors represent over the total Class A shares issued and outstanding at the time the tender offer causing the redemption of our Class B shares is made. 48 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Payment of the redemption price will be subject to us having sufficient distributable reserves but, after a tender offer occurs and until the redemption price for our Class B shares is paid in full, we will not be able to declare or pay any dividends nor any other distributions to our shareholders (in each case, whether in cash, securities of Grifols or any of our subsidiaries, or any other securities,assets or rights). Liquidation Rights Each Class B share entitles its holder to receive, upon our winding-up and liquidation, an amount equal to the sum of (i) the nominal value of such Class B share and (ii) the share premium paid up for such Class B share when it was subscribed for. We will pay the liquidation amount to the holders of our Class B shares before any amount on account of liquidation is paid to the holders of our Class A shares. Each of our Class B shares entitles its holder to receive, in addition to the liquidation preference amount, the same liquidation amount paid for a Class A share. Subscription Rights Each Class B share entitles its holder to the same rights (including preferential subscription rights and free allotment rights) as one Class A share in connection with any issuance, granting or sale of (i) any shares in Grifols, (ii) any rights or other securities exercisable for, exchangeable or convertible into shares in Grifols or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any securities in Grifols. As an exception, the preferential subscription rights and the free allotment rights of the Class B shares will only be for new Class B shares or for instruments giving the right to purchase, convert, subscribe for or otherwise receive Class B shares, and the preferential subscription right and the free allotment right of an Class A share will only be for new Class A shares or for instruments giving the right to purchase, convert, subscribe or otherwise receive Class A shares, for each capital increase or issuance that meets the following three requirements: (i) the issuance of Class A shares and Class B shares is in the same proportion of our share capital as they represent at the time the resolution on the capital increase is passed; (ii) grants of preferential subscription rights or free allotment rights,as applicable, to the Class B shares for the Class B shares are under the same terms as the preferential subscription rights or free allotment rights, as applicable, granted to the Class A shares for the Class A shares; and (iii) no other shares or securities are issued. Registration and Transfers Class B shares are in book-entry form on Iberclear and are indivisible, in the same terms as the Class A shares. These shares are freely transferable. The Company’s knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests higher than 10% with voting rights as of 31 December 2025 and 2024. 49 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

50

GRIFOLS, S.A.
Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Significant shareholders

The most significant shareholdings in the share capital of Grifols, S.A. as of December 31, 2024, according to publicly available information or communication made to the Company, are as follows:

Name or company name of shareholder	% of voting rights attached to the shares		% of voting rights through financial instruments		% of total voting rights
	Direct	Indirect	Direct	Indirect	
Armistice Capital Master Fund Ltd	1.06 %	— %	— %	— %	1.06 %
BlackRock, Inc.	— %	3.38 %	— %	0.90 %	4.27 %
Deria, S.A.	15.20 %	— %	— %	— %	15.20 %
Flat Footed Llc. [1]	— %	3.13 %	— %	— %	3.13 %
Mason Capital Master Fund L.P.	— %	3.17 %	— %	— %	3.17 %
Ponder Trade, S.L.	7.09 %	— %	— %	— %	7.09 %
Scranton Enterprises, B.V.	8.40 %	— %	— %	— %	8.40 %

[1] As notified to the CNMV, Mr. Marc Andersen controls the Marc P Andersen 2016 Irr Trust, which in turn controls Flat Footed LLC.

(b) Share premium

This reserve is freely distributable.

(c) Reserves

Details of reserves and movement during the year are shown in Appendix IV.

During 2025, a decrease in reserves amounting to Euros 1.910 thousand was generated as a result of settling various employee compensation plans. In 2024, the Company settled the 2022 RSU plan resulting in a decrease of Euros 1,155 thousand in reserves. Additionally, during 2024, reserves were reduced by Euros 4,864 thousand due to the sale of treasury shares to other group companies as part of employee compensation plans.

(i) Legal reserve

The legal reserve has been appropriated in compliance with article 274 of the Spanish Companies Act, which requires that companies transfer 10% of profits for the year to a legal reserve until this reserve reaches an amount equal to 20% of share capital. As of 31 December 2025 and 2024 the legal reserve represents 20% of share capital.

The legal reserve is not distributable to shareholders and if it is used to offset losses, in the event that no other reserves are available, the reserve must be replenished with future profits.

(ii) Differences on redenomination of capital to Euros

This reserve is not distributable.

(iii) Voluntary reserves

These reserves are freely distributable.

(d) Treasury stock and equity holdings As of 31 December 2025 the Company held Class B treasury stock equivalent to 1.02% of its capital (1.04% of its capital as of 31 December 2024). Movement in Class A treasury stock during 2025 and 2024 has been as follows: Thousand Euros Euros Number of Class A shares Nominal Average acquisition value Balance at 1 January 2024 3,944,430 89,959 — Balance at 31 December 2024 3,944,430 89,959 — Disposals of Class A shares (166,208) (3,790) — Balance at 31 December 2025 3,778,222 86,169 — Movement in Class B treasury stock during 2025 and 2024 has been as follows: Thousand Euros Euros Number of Class B shares Nominal Average acquisition value Balance at 1 January 2024 4,518,199 62,789 — Disposals of Class B shares (1,316,825) (18,300) — Balance at 31 December 2024 3,201,374 44,489 — Balance at 31 December 2025 3,201,374 44,489 — During 2025, the Group delivered 166,208 treasury stocks (Class A shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan, of which 157,146 were given to Company employees (see Note 18). During 2024, the Group delivered 1,316,825 treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan, of which 212,790 were given to Company employees (see Note 18). (e) Other own equity instruments In this caption is recorded the outstanding amount for employee remuneration linked to the stock value and settled in equity instruments (see details in Note 18). 51 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(18) Other Provisions, Other Guarantees with Third Parties and Other Contingent Liabilities (a) Contingencies Contingent liabilities for bank and other guarantees are disclosed in Note 20. The Company does not expect any significant liabilities to arise from these guarantees. (b) Commitments with employees The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2025 amounted to Euros 284 thousand (Euros 261 thousand for 2024). In the event of a takeover, the Company has agreements with 10 employees whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from two to five years’ salary. The Company has contracts with 5 members of Senior management who will receive a termination benefit ranging from one to two years’ salary, depending on the circumstances. Equity-settled share-based payment plan In May 2023, the Board of Directors approved proposing to the Ordinary General Meeting scheduled for June 16, 2023, which also approved it, a long-term incentive plan based on the granting of stock options for certain executive directors, members of senior management of Grifols and its subsidiaries. The plan is valid for four years for each beneficiary, from the date of entry into force where, 40% of the options granted will be consolidated (provided that the conditions for their consolidation are met) at the end of the second year of the plan and the remaining 60% will be consolidated (provided that the conditions for its consolidation are met) at the end of the fourth year of the plan. A maximum of 4,000,000 share options will be granted, which represent the right to acquire 4,000,000 Class A shares of the Company with an exercise price of Euros 8.96 per Class A share. As a condition for consolidation of the options granted, each beneficiary must have remained continuously employed by Grifols on each vesting date, must pass an individual performance evaluation and, in addition, the settlement is subject to compliance with specific, predetermined and quantifiable objectives, related to metrics. financial and non-financial, in order to reward the creation of value through the achievement of the objectives set in the plan. The Company will allocate the shares that it currently owns in treasury stock or that it may own to cover the needs of the plan. Settlement date Number of shares assigned Unitary fair value (euros) 2025 956,000 3.05 2027 1,458,000 2.85 Additionally, there is a special compensation plan referenced to the stock value, settled in equity instruments for certain executives with an exercise price of Euros 8.964 and Euros 12.84 per Class A share and maturity in 2026. Settlement date Number of shares assigned Unitary fair value (euros) 31/12/2026 700,000 1.08 31/12/2026 270,000 2.19 52 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

This commitment is recognized as an equity instrument as it is settled in shares. The accumulated value recognized in Other equity instruments as of 31 December 2025, is Euros 6,313 thousand (Euros 5,590 thousand in 2024) Cash-settled share-based payment plan In May 2023, the Board of Directors of Grifols, S.A. has approved a new long-term incentive plan based on restricted stock units (RSU) aimed at certain members of the management team of the Company and its subsidiaries. The plan has a total duration of four years, where 50% of the RSUs granted will be liquidated at the end of the second year of the plan and the remaining at the end of the fourth year of the plan. As a condition for the vesting of the RSUs granted, each beneficiary must have remained continuously employed by Grifols as of the date of liquidation of the plan and, in addition, said liquidation is subject to compliance with performance objectives. The RSUs will be settled in cash for an amount equivalent to the average price of Class A shares during the five (5) business days prior to settlement. As of 31 December 2025, the amount recorded in non.current liabilities, section ‘Long-term employee benefit obligations’, amounts to Euros 1,517 thousand. As of 31 December 2024, the amount recorded in liabilities amounts to Euros 2,763 thousand, with Euros 1,970 thousand included in the current liabilities section ‘Trade payables and other accounts payable’ and Euros 793 thousand included in the non-current liabilities section ‘Long-term employee benefit obligations’. Settlement date Number of shares assigned Unitary fair value (euros) 2027 258,550 9.42 Stock incentive plan On 5 June 2025, the Annual General Shareholders' Meeting approved the 2025 Stock Incentive Plan - a long-term variable compensation plan - to be offered on a discretionary basis to members of the senior management team and other key employees of the Grifols Group. The purpose of the plan is to align the interests of the beneficiaries with those of the shareholders and to support the long-term success of the company by promoting sustainable value creation, retaining key talent, and aligning with market standards. The potential beneficiary group includes approximately 47 individuals, of whom 11 are senior executives. Neither the CEO nor the CFO will be beneficiaries of the Plan. The plan has a three-year vesting period, which began on April 29, 2025, and will be settled in Class A shares within a reasonable period after the completion of such vesting period. Senior executives will receive 100% of their award in the form of performance shares, while the remaining participants will receive 65% in performance shares and 35% in fidelity shares. The maximum number of shares to be delivered is 1,032,671, subject to the achievement of specific targets. For senior executives, 100% of the vesting of performance shares will depend on the relative Total Shareholders Return (TSR) compared to a predefined peer group. The plan includes performance thresholds and payout curves for deliveries ranging from 0% to 150% of the target, depending on the level of achievement of the performance criteria. The accumulated value recognized in Other equity instruments as of 31 December 2025, is Euros 3,275 thousand. Fidelity programs addressed to management In 2024, the Company signed contracts with certain executives, establishing a long-term share-based or cash-based incentive as part of its remuneration system. In the case of transfer of shares, these will be made in equal terms on the anniversary date or at the end of the period, according to the terms of the 53 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

agreement, and always subject to the permanence of the beneficiary on the agreed settlement dates. Each beneficiary must have been continuously employed by Grifols until the settlement date. As of 31 December 2025, the accumulated value amounts Euros 3,630 thousand, with Euros 3,546 thousand presented under Other equity instruments (Euros 1,058 thousand as of 31 December 2024) and Euros 84 thousand recorded under non-current liabilities in the heading “Long term provisions with employees” (with no amount as of 31 December 2024). (c) Guarantees As of 31 December 2025 and 2024, the Company is guarantor in several contracts signed by its directly or indirectly participated companies, in the normal course of operations. As of 31 December 2025 and 2024 no liability associated with such guarantees is expected to arise. In particular, Grifols, S.A. acted as guarantor of the commitments acquired by a Group entity for the purchase of the 28 plasma centers from an independent third party (ImmunoTek). During 2024, the Group acquired 14 plasma centers, and the remaining 14 were acquired between January and February 2025. Additionally, Grifols, S.A., through its subsidiary Grifols Shared Services North America, LLC. acted as guarantor for five plasma center lease agreements held by ImmunoTek that are not subject to this collaboration agreement up to an amount of US Dollars 50 million. Three of these guarantees were released in February 2025. The remaining two guarantees, totalling approximately US Dollars 20 million, remain in force and are expected to remain in effect for as long as the leases remain in effect, with their balance being reduced as the lease term in question is reduced. As a consequence of the agreement to sell the 20% shareholding in Shanghai RAAS to Haier, see Note 15, Grifols commits to achieve an aggregate GDS's Group EBITDA of US Dollars 850 million for the period 2024-2028 under condition that Haier owns no less than 10% of SRAAS. In the event of a breach of this commitment, it will compensate SRAAS with cash in 2029 for the multiplier resulting from the shortfall and the capital ownership that SRAAS' current holds in GDS. Based on the most pessimistic projections for the GDS Group, the probability of deviation is very low and therefore no liability has been considered at year-end. (d) Other commitments On July 29, 2021, Grifols signed an agreement with the Egyptian company National Service Projects Organization (“NSPO”) through which Grifols and NSPO has incorporated a new entity in Egypt for the construction and operation of 20 plasma collection centers, a fractionation plant, and a protein purification and dosing plant. Grifols and NSPO hold 49% and 51% respectively in the new entity. The agreement includes a call option and a put option for both shareholders which allows them to acquire or sell their entire stake to the counterparty. These options can be exercised once the 10-year period from the creation of the company has elapsed. As the options are based on a variable number of shares and a variable amount, there is a derivative financial instrument that shall be measured at fair value through profit or loss. The exercise price of the option is based on a market value, which implies that, upon exercise, the price will approximate the fair value of the interest to be acquired. As of 31 December 2025, the value of the option is not significant. (e) Judicial procedures Executive committee of CNMV On September 25, 2024, Grifols received notification that the Executive Committee of CNMV had initiated an administrative sanctioning procedure in connection with the conclusions reached by the CNMV on March 21, 2024. These conclusions were disclosed by the Company as Inside Information on the same date and subsequently supplemented. The proposed sanction against Grifols for the incidents mentioned in the conclusions and supplementary information does not exceed Euros 1 million. On 7 November, 2024, Grifols submitted allegations against the initiation of the administrative sanctioning procedure. On May 16, 2025, Grifols requested the CNMV to conclude the administrative procedure, 54 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

which concluded with the resolution of the CNMV on June 25, 2025, initiating a two-month period to commence the contentious-administrative procedure before the National High Court. The appeal was formally filed to the National Court on September 24, 2025 and was admitted for processing by decree dated October 7, 2025. However, as of February 25, 2026, the National Court has not yet received the administrative file from the CNMV, and therefore Grifols has not been summoned to file the statement of claim. Squeeze out proceedings according to Sections 39a ff. of the German Takeover Act relating to the ordinary shares of Biotest AG. The proceedings started with the squeeze out application on 28 March 2022 submitted with the Frankfurt District Court. On 27 October 2022, the Frankfurt District Court announced its decision that all ordinary shares in Biotest AG not yet directly or indirectly owned by Grifols S.A. must be transferred. A total of four defendants filed an appeal against this decision and on 27 May 2024 the Frankfurt Court of Appeals has rendered its decision to reject the defendants' appeal at their costs. Subsequently the defendants’ objected to the cost decision and filed a legal complaint with the Federal Court of Justice. Grifols is waiting for the Federal Court of Justice to decide. Should the Federal Court of Justice decide in Grifols favour and reject the defendants’ legal complaint, the transfer order would be final. All ordinary shares in Biotest AG not yet directly or indirectly owned by Grifols S.A. would then be transferred. Grifols would then have to pay the offered cash compensation of Euros 43.00 per ordinary share. (19) Financial Liabilities by Category (a) Classification of financial liabilities by category The classification of financial liabilities by category and class and a comparison of the fair value with the carrying amount are provided in Appendix V. (b) Net losses and gains by financial liability category Net losses and gains by financial liability category are as follows: Thousand Euros 2025 Financial liabilities at amortised cost Total Finance costs at amortised cost, third parties 347,563 347,563 Finance costs at amortised cost, Group companies 312,824 312,824 Net losses in profit and loss 660,387 660,387 660,387 660,387 Thousand Euros 2024 Financial liabilities at amortised cost Total Finance costs at amortised cost, third parties 291,170 291,170 Finance costs at amortised cost, Group companies 314,521 314,521 Net losses in profit and loss 605,691 605,691 605,691 605,691 55 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(20) Payables and Trade Payables (a) Group companies and associates Details of Group companies and associates are as follows: Thousand Euros 2025 2024 Non-current Current Non-current Current Group Payables 4,149,207 — 4,276,854 — Payables, tax effect (Note 22) — 11,920 — 34,689 Interest — 26,179 — 26,324 Other Payables — 23,075 — 1,424 4,149,207 61,174 4,276,854 62,437 Details of payables to Group companies do not include trade payables to Group companies, details of which are provided in section d) of this Note. (b) Payables Details of payables are as follows: Thousand Euros 2025 2024 Non-current Current Non-current Current Unrelated parties Promissory notes 5,316,785 49,680 5,387,413 38,907 Loans and borrowings 878,368 29,517 901,345 29,383 Finance lease payables — 3 21 — Financial instruments derivatives (Note 14) 1,267 364 — — Payables 29 21 157 57 6,196,449 79,585 6,288,936 68,347 56 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

57

GRIFOLS, S.A.
Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(i) Promissory notes - Senior notes

The detail by maturity of the principal as of 31 December 2025 and 2024, is the following:

					Thousand Euros	
					2025	2024
	Issue date	Maturity	Currency	Annual coupon	Principal	Principal
Senior Unsecured Notes	05/10/2021 [1]	2028	Euros	3.875%	1,400,000	1,400,000
	05/10/2021 [1]	2028	USD	4.750%	600,000	678,602
Senior Secured Notes	15/11/2019 [1]	2027	Euros	2.250%	739,609	739,609
	30/04/2024 [1]	2030	Euros	7.500%	1,300,000	1,300,000
	19/12/2024 [1]	2030	Euros	7.125%	1,300,000	1,300,000
					5,339,609	**5,418,211**

[1] Listed on the Euronext Global Exchange Market of the Irish Stock Exchange (ISE)

A detail of the movements in the promissory notes as of 31 December 2025 is as follows:

	Thousand Euros		
	Balance at 1 January 2025	Exchange differences	Balance at 31 December 2025
2019 Senior Secured Notes	739,609	—	739,609
2021 EUR Senior Unsecured Notes	1,400,000	—	1,400,000
2021 USD Senior Unsecured Notes	678,602	(78,602)	600,000
2024 Senior Secured Notes	2,600,000	—	2,600,000
	5,418,211	**(78,602)**	**5,339,609**

Non-current and current promissory notes are presented net of loan arrangement costs. As of 31 December 2025, these costs amount to Euros 22,824 thousand (Euros 30,798 thousand as of 31 December 2024).

Debt issuances in 2024

On April 30, 2024, Grifols, S.A. closed the issuance of senior secured corporate notes (Senior Secured Notes) amounting to Euros 1,000 million. Subsequently, on June 4, 2024, an additional private placement of senior secured notes amounting to Euros 300 million was completed. Both placements mature in May 2030 and bear an annual coupon of 7.5%, having the same economic terms and benefiting from the same personal guarantees and in rem security as the senior secured notes issued on November 15, 2019. These notes have customary change of control protection in respect of the issuer. The funds obtained were used to repay the senior unsecured notes ("Grifols Senior Unsecured Notes") maturing in May 2025 amounting Euros 1,000 million and to partially repay (for an amount of Euros 300 million) the revolving credit line of another group company.

Additionally, during fiscal year 2025, the Group carried out certain actions related to this financing structure. Specifically, on November 12, 2025, and with the support of nearly 95% of the bondholders, the proposed amendment to the bond issuance agreement was approved, which allowed certain provisions of the 7.5% bonds and their governing agreement to be aligned with those applicable to the 7.125% senior secured bonds due 2030, subsequently issued by the Group.

On December 19, 2024, Grifols, S.A. closed the issuance of senior secured corporate notes (Senior Secured Notes) amounting Euros 1,300 million, maturing in May 2030 and bearing an annual coupon of 7.125%. These notes also have customary change of control protection and in addition they have an special redemption feature during the call protection period allowing for a favorable redemption price versus the make-whole cost during such non-call period. The net funds obtained from such issuance were used, together with available cash, to: (i) fully repay the Senior Secured Notes ("Senior Secured Notes") of Grifols, S.A. maturing in February 2025, for an amount of Euros 343 million; and (ii) fully clean-down the amount drawn under the revolving credit line of another group company. (ii) Loans and borrowings Loans from the European Investment Bank Between 2017 and 2018, Grifols, S.A. obtained two loans from the European Investment Bank amounting Euros 85,000 thousand each one, that will be used by Grifols to support its investments in R&D, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate, a maturity of 10 years with a grace period of two years. As of 31 December 2025 the carrying amount of the loans obtained from the European Investment Bank totalled Euros 53,125 thousand (Euros 74,375 thousand as of 31 December 2024). Senior Secured Debt On 15 November 2019 the Group refinanced its Senior Secured Debt with the existing lenders. For Grifols, S.A. the new senior debt consists of a Term Loan B (“TLB”), which amounts to Euros 1,360 million with a margin of 2.25% over Euribor, maturity in 2027 and quasi-bullet repayment structure. The detail by maturity of the principal as of 31 December 2025 and 2024 is the following: Thousand Euros 2025 2024 Maturity Currency Principal Principal 2026 Euros 4,582 4,582 2027 Euros 852,287 852,287 856,869 856,869 Non-current and current loans and borrowings are presented net of loan arrangement costs. As of 31 December 2025, these costs amount to Euros 5,794 thousand (Euros 8,649 thousand as of 31 December 2024). (iii) Covenants Restricted covenants The commitments related to the outstanding bond issuances and the secured senior debt formalized by the company including the following covenants: - Customary restrictive covenants, subject to negotiated exceptions in line with market practice, mainly including: (i) restrictions on distributing dividends or making certain restricted payments or investments; (ii) limitations on incurring additional indebtedness, providing guarantees on debt, or issuing equity classified as disqualified stock; (iii) restrictions on creating liens on assets. - Customary events of default. 58 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- Customary Pari-passu clauses, under which the senior secured notes and senior secured loans have the same ranking and seniority ahead of other unsecured and subordinated debt. - Customary early redemption option within our fixed rate instruments, subject to a call price schedule that declines rateably to par as from year 5. Guarantors Both the Grifols bond issuances and the Credit Agreement include a recurring financial obligation requiring certain subsidiaries of the Group to accede to the Credit Agreement and the bond issuances as personal guarantors, such that the EBITDA of the borrower/issuer, together with that of the guarantors, represents at least 60% of the Consolidated Adjusted EBITDA of the entire Group. The guarantor entities are Grifols S.A., Grifols Worldwide Operations Limited, Grifols Biologicals LLC, Grifols Shared Services North America, Inc., Grifols Therapeutics LLC, Instituto Grifols S.A., Grifols Worldwide Operations USA, Inc., Grifols USA, LLC, Grifols International, S.A. and Grifols Biotest Holdings GmbH. In this regard, the Group periodically monitors compliance with this percentage and, as of year-end 2025 and 2024, it stood at 77% and 70.9%, respectively. Additionally, the Credit Agreement includes as its sole recurring financial covenant the maximum leverage ratio (“Leverage Ratio”), calculated as the ratio between Consolidated Net Total Debt and Consolidated Adjusted EBITDA for the previous four quarters, in both cases calculated in accordance with the terms of the Credit Agreement. The value of this Leverage Ratio may not exceed 7.00:1.00, but compliance will only be required if, on the last day of the calendar quarter, the amount in U.S. dollars drawn under the Revolving Credit Facility of the Credit Agreement exceeds 40% of its maximum available amount. As of 31 December 2025 and 2024, given that there have been no drawings under the Revolving Credit Facility, the covenant compliance clause relating to the Leverage Ratio was not applicable. (c) Other information on payables The terms and conditions of loans and payables are provided in Appendix VII. Additionally to the guarantees disclosed in section b) of this Note, the Company has extended guarantees to banks on behalf of Group companies for Euros 586 million as of 31 December 2025 (Euros 733 million as of 31 December 2024). (d) Trade and other payables Details of trade and other payables are as follows: Group Suppliers (Note 24) 1,273 2,054 Related parties Suppliers (Note 24) 6,546 4,797 Unrelated parties Suppliers 56,920 60,953 Personnel 21,144 21,454 Current tax liabilities (Note 22) 2,086 — Public entities, other (Note 22) 4,862 5,366 Customer advance payments 61 — 92,892 94,624 Thousand Euros 2025 2024 Current Current 59 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(e) Classification by maturity The classification of financial liabilities by maturity is included in Appendix VI. (f) Amounts denominated in foreign currencies The Euro value of monetary financial liabilities denominated in foreign currencies is as follows: Non-current payables Promissory notes 600,000 — — — 600,000 Total non-current liabilities 600,000 — — — 600,000 Current payables Promissory notes 5,938 — — — 5,938 Group companies and associates, current — — 256 12 268 Trade and other payables Suppliers 2,649 — — 168 2,817 Suppliers, Group companies 129 76 — 43 248 Total current liabilities 8,716 76 256 223 9,271 Total financial liabilities 608,716 76 256 223 609,271 Thousand Euros 2025 US Dollar Chinese Yuan Brazilian Real Other currencies Total 60 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Thousand Euros 2024 US Dollar Chinese Yuan Brazilian Real Other currencies Total Non-current payables Promissory notes 678,602 — — — 678,602 Total non-current liabilities 678,602 — — — 678,602 Current payables Promissory notes 6,715 — — — 6,715 Group companies and associates, current — — 257 19 276 Trade and other payables Suppliers 5,609 10 — 101 5,720 Suppliers, Group companies 4 176 — 46 226 Total current liabilities 12,328 186 257 166 12,937 Total financial liabilities 690,930 186 257 166 691,539 (g) Other guarantees to group companies and associates In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland). (21) Late Payments to Suppliers. "Reporting Requirement". Second Additional Provision of Law 31/2014 of 4 December 2014 In accordance with the aforementioned Law, the following information corresponding to the Company is disclosed: Days 2025 2024 Weighted average maturity period 69 60 Ratio of payments 71 61 Ratio of outstanding invoices 50 54 Thousand Euros 2025 2024 Total payments 315,408 407,280 Outstanding invoices 35,944 36,486 61 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

62

GRIFOLS, S.A.
Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Detailed information about the invoices paid in a shorter period than the maximum established by the aforementioned Law is as follows:

	2025	2024
Payments monetary value (thousand Euros)	146,919	223,601
Percentage over the total monetary value paid to suppliers	47%	55%
Number of invoices paid	4,323	4,254
Percentage of the total number of invoices paid to suppliers	22%	21%

(22) Taxation

Details of balances with tax authorities are as follows:

	Thousand Euros			
	2025		2024	
	Non-current	Current	Non-current	Current
Assets				
Deferred tax assets	106,626	—	82,263	—
Current tax assets	—	1,989	—	16,453
Value added tax and similar taxes	—	25,499	—	30,728
	106,626	**27,488**	**82,263**	**47,181**
Liabilities				
Deferred tax liabilities	2,686	—	3,244	—
Social Security	—	1,611	—	1,441
Withholdings	—	3,251	—	3,925
	2,686	**4,862**	**3,244**	**5,366**

Details by company of intercompany receivables and payables resulting from the tax effect of filing consolidated tax returns are as follows:

	Thousand Euros	
	2025	2024
	Current	Current
Receivables (Note 13)		
Instituto Grifols, S.A.	7,665	41,515
Biomat, S.A.	18	—
Grifols International, S.A.	889	1,837
Grifols Movaco, S.A.	4,464	12,573
Grifols Viajes, S.A.	73	169
Grifols Engineering, S.A.	349	292
Aigües Minerals de Vilajuïga, S.A.	—	263
AlbaJuna Therapeutics, S.L.	3	41
	13,461	**56,690**

Thousand Euros 2025 2024 Current Current Payables (Note 20) Biomat, S.A. 192 624 Grifols Viajes, S.A 5 33 Instituto Grifols, S.A. 7,032 16,558 Laboratorios Grifols, S.A. 1,146 4,709 Albimmune, S.L. — 107 Grifols Engineering, S.A. 256 1,051 Grifols International, S.A. 149 974 Aigües Minerals de Vilajuïga, S.A. 52 323 Diagnostic Grifols, S.A. 2,619 8,269 Araclon Biotech, S.L. 469 2,041 11,920 34,689 Balances receivable and payable as of 31 December 2025 and 2024 comprise accrued income tax and value added tax. Years open to tax inspection The Company has the following main applicable taxes open to inspection by the Spanish taxation authorities: Tax Years open to inspection Income tax 2017-2025 Value added tax 2018-2019, 2021-2025 Personal income tax 2021-2025 Capital gains tax 2020-2025 Tax on Economic Activities 2022-2025 Social Security 2022-2025 Non-residents 2021-2025 Customs duties 2022-2025 Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed. In 2022, Grifols, S.A., was notified of an inspection for corporate income tax from 2017 to 2019 and VAT and withholding tax from 2018 to 2019. During 2024, the Group disagreed to the corresponding assessment proposals ("disconformidad") and has received the corresponding final assessments. No penalties were imposed on any of the Group companies for any of the taxes subject to these audit proceedings. As regards Corporate Income Tax, the assessment is based on a different pricing criteria approach. In relation to VAT, the assessment relies on a different interpretation of the financial activity carried out by the Group and how such difference affects the deductibility of certain expenses. In this last case, the Group's position has been partially upheld in a ruling by the Spanish Central Administrative Tribunal ("Tribunal Económico-Administrativo Central"). As noted, the Group intends to file all the appropriate appeals and petitions to best defend its interests. 63 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Moreover, in June 2025, the Spanish State Tax Administration Agency initiated audit proceedings as regards certain Group companies domiciled in Spain, taxed under the Spanish tax consolidation regime. The audit relates to Corporate Income Tax for the fiscal years 2020 to 2023 and Value Added Tax, personal income tax, non-resident income and capital income tax for 2021 to 2023. The audit is currently in its initial stages. The net tax liability registered as of 31 December 2025 to cover the exposure to uncertain tax treatments after deducting the reimbursements made by the Public Administration amounting to Euros 46,863 thousand, is Euros 93,056 thousand (Euros 79,947 thousand as of 31 December 2024), Euros 19,013 thousand corresponds to interests (Euros 13,897 thousand as of 31 December 2024. This increase in the net tax liability for uncertain tax positions relates to transfer pricing mainly as a result of an update of potential tax liabilities following the tax audits mentioned above. Transfer pricing matters are complex, highly subjective and open to disputes involving different tax jurisdictions. The topics under discussion are complex and may take many years to resolve. The tax liability includes uncertain tax treatments which depend on the Group's assessment as to whether the approach taken by the Tax Authorities is likely to be sustained by Tribunals or Courts. Such assessment could change in the future to reflect progress in Tax Authorities' reviews to the extent that any Tax Authority review is concluded; progress in on-going appeals and international procedures, including the return of taxes which have already been paid under the assessments set out above; changes in legal provisions or in the interpretation of such provisions; or even expiry of the corresponding statutory periods of limitations. Management believes that it is unlikely that additional liabilities, above the amounts provided, will arise. Also, it is possible that the amounts provided may change and be partially, or even entirely, mitigated in future periods, as reviews, appeals or procedures challenging the Tax Authorities' approach progress or even the relevant statutes of limitation expire. Management continues to believe that the Group's position on all its transfer pricing, audits and disputes is robust, and that the Group has recognised appropriate tax provision balances, including consideration of whether corresponding relief will be available under applicable Mutual Agreement Procedures with the different countries. Timing of cash flows As highlighted above, the Group is currently under tax audit in several countries and the timing of any resolution of these audits is uncertain. It is anticipated that tax payments may be required in relation to the ongoing tax audits which may be resolved over coming years. The Group considers the tax liabilities set out above to appropriately reflect, according to current information, the expected value of any final settlement. Some of the items discussed above are not currently within the scope of tax authority audits and may take longer to be resolved. (a) Income tax The Company files consolidated tax returns with Instituto Grifols, S.A., Laboratorios Grifols, S.A., Grifols Movaco, S.A., Biomat, S.A., Grifols International, S.A., Grifols Engineering, S.A., Grifols Viajes, S.A., Araclon Biotech, S.L., Aigües Minerals de Vilajuïga S.A. and Albajuna Therapeutics, S.L. A reconciliation of net income and expenses for the year with the taxable income is provided in Appendix VIII. The relationship between the tax income and accounting profit for the year is shown in Appendix IX. 64 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

65

GRIFOLS, S.A.
Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of the tax income recognised in the income statement are as follows:

	Thousand Euros	
	2025	2024
Current tax		
Current year	(38,609)	(43,644)
	(38,609)	(43,644)
Deferred tax		
Source and reversal of temporary differences		
Property, plant and equipment	(347)	(340)
Limitation on the offsetting of tax losses	(21,742)	(35,105)
Others	(2,002)	316
Deductions generated	(3,329)	(1,995)
Deductions applied	1,705	4,790
Adjustment of deductions in prior years	(125)	(294)
Other corporate income tax expenses	750	31,905
Non-deductible provisions	40,003	52,050
	(23,696)	**7,683**

Details of deferred tax assets and liabilities by type of asset and liability are as follows:

	Thousand Euros					
	Assets		Liabilities		Net	
	2025	2024	2025	2024	2025	2024
Property, plant and equipment	—	—	(3,036)	(3,384)	(3,036)	(3,384)
Limitation on the offsetting of tax losses	91,534	72,587	—	—	91,534	72,587
Restricted share unit retention plan	2,098	845	—	—	2,098	845
Provisions	11,371	7,789	—	—	11,371	7,789
Derivatives	—	—	350	140	350	140
Rights to tax deductions and credits	1,623	1,042	—	—	1,623	1,042
Total assets/liabilities	**106,626**	**82,263**	**(2,686)**	**(3,244)**	**103,940**	**79,019**

Grifols, S.A estimates that the total of rights to tax deductions and credits recognized in the balance as of 31 December 2025 will recover within 10 years.

In accordance with prevailing tax legislation in Spain, share-based payments to employees are income tax deductible for the intrinsic amount of the share options when they are exercised, thus giving rise to a deductible temporary difference for the difference between the amount the taxation authorities will admit as a future deduction and the zero carrying amounts of the share-based payments. At the close of the reporting period, the Company estimates the future tax deduction based on the price of the shares at that time. The amount of the tax deduction is recognised as current or deferred income tax with a balancing entry in the income statement.

Details of deferred tax assets and liabilities that are expected to be realised or reversed in periods exceeding 12 months are as follows: Thousand Euros 2025 2024 Deferred tax assets relating to temporary differences 94,739 72,155 Total assets 94,739 34,167 Deferred tax liabilities 2,305 2,884 Net 92,434 69,271 Limitation tax losses Law 38/2022 incorporated a temporary measure with effect for tax periods beginning in 2023, limiting the amount of the individual tax losses of each of the entities comprising the tax group for corporate income tax purposes by 50%. Through Law 7/2024, this temporary measure was extended for the periods 2024 and 2025. During 2025, an additional deferred asset of Euros 29,096 thousand was recognized (Euros 38,853 thousand were recognized in 2024), which will be reversed at a rate of Euros 2,910 thousand per year over the next 10 years. As of 31 December 2025, the amount recognized under Deferred tax assets as the accumulated result of this limitation totals Euros 91,534 thousand (Euros 72,587 thousand as of 31 December 2024). Minimum taxation (Pillar2 OECD) The Inclusive Framework on Base Erosion and Profit Shifting (BEPS) of the Organisation for Economic Co-operation and Development (OECD)/G20 addresses the tax challenges arising from the digitalisation of the global economy. The Global Model Rules against Base Erosion (Pillar 2 rules) apply to multinational enterprises (MNEs) with annual revenues exceeding Euros 750 million according to their consolidated financial statements. On 23 May 2023, the International Accounting Standards Board issued the Model Rules for Pillar Two of the International Tax Reform – Amendments to IAS 12 (the Amendments). The Amendments clarify that IAS 12 applies to income taxes arising from tax legislation enacted or substantially enacted to implement the Pillar 2 model rules published by the OECD, including tax legislation that implements a mechanism (QDMTT) to allow the top-up tax to be collected in the jurisdiction of the subsidiary rather than the jurisdiction of the ultimate parent of the group. The Group has adopted these amendments, which introduce: • A mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar 2 model rules. • Disclosure requirements for affected entities to help better understand an entity's exposure to Pillar 2 income taxes arising from such legislation. Pillar 2 rules have been adopted in numerous jurisdictions in which the group operates, including, significantly, in European Union jurisdictions such as Spain. In accordance with these rules, the Group is considered a multinational enterprise to which Pillar 2 rules will apply. The Group has assessed its potential exposure to Pillar 2 income taxes based on the 2024 country-by-country reports and 2025 financial information of the Group's constituent entities. The effective Pillar 2 rate in the Spanish jurisdiction is higher than 15%. 66 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

67

GRIFOLS, S.A.
Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Value added tax

Since 1 January 2008, the Company has filed consolidated tax returns with Instituto Grifols, S.A., Laboratorios Grifols, S.A, Diagnostic Grifols, S.A., Grifols Movaco, S.A., Biomat, S.A., Grifols International, S.A., Grifols Engineering, S.A., Grifols Viajes, S.A., Aigües Minerals de Vilajuïga, S.A. and Albimmune, S.L.

(23) Environmental Information

Details as of December 31, of property, plant and equipment used to minimise the Company's impact on the environment are as follows:

	Thousand Euros		
	2025		
Description	**Cost**	**Accumulated depreciation**	**Net**
Sewage treatment	114	(107)	7
Water saving	455	(332)	123
Electricity saving	2,245	(1,608)	637
Waste management	746	(484)	262
Others	3,041	(1,812)	1,229
	6,601	**(4,343)**	**2,258**

	Thousand Euros		
	2024		
Description	**Cost**	**Accumulated depreciation**	**Net**
Sewage treatment	114	(105)	8
Water saving	455	(319)	136
Electricity saving	2,193	(1,527)	666
Waste management	627	(435)	191
Others	3,041	(1,411)	1,630
	6,430	**(3,797)**	**2,631**

Environmental expenses amounted to Euros 150 thousand in 2025 (Euros 189 thousand in 2024).

(24) Related Party Balances and Transactions (a) Related party balances Details of balances receivable from and payable to Group companies and related parties and the main characteristics are disclosed in Notes 13 y 20. Details of balances by category are provided in Appendix X. As of December 31, 2025 and 2024, the heading "trade receivables from group and associates" of associated companies corresponds entirely to the outstanding balances for sales to Grifols Egypt Plasma Derivatives S.A.E. As of December 31, 2025 and 2024, the balance of the heading "deposits and guarantees" with other related parties includes a rental deposit with Centurion Real State S.A.U. As of December 31, 2025 and 2024, the balance of the heading "suppliers" with other related parties mainly includes outstanding balances for a collaboration contract with a foundation and royalties with Marca Grifols, S.L. (see section (b)). (b) Related party transactions Details of the Company’s transactions with related parties are provided in Appendix XI. Services are normally negotiated with Group companies to include a mark-up of between 5% and 10%. As of December 31, 2025 and 2024, the heading "other services rendered" of associated companies corresponds entirely to sales to Grifols Egypt Plasma Derivatives S.A.E. As of December 31, 2024 the heading "dividends" of associated companies corresponds entirely to dividends received from Shanghai RAAS Blood Products Co., Ltd. As of December 31, 2025 and 2024, the details of transactions with other related parties are as follows: Thousand Euros Related parties Concept Ref. 2025 2024 Aurea Arrendamientos de Viviendas, S.A. Lease payments 24 46 Centurion Real State, S.A.U. Lease payments a) 7,428 7,141 Naprex Inversiones, S.L. Lease payments — 14 Probitas Fundación Privada Management and collaboration contracts b) 4,868 3,385 Fundación Privada Victor Grifols Lucas Management and collaboration contracts b) 460 465 Club Joventut Badalona, S.A.D. Rendering of services 393 300 Juve & Camps S.A. Purchases 54 36 More on simplicity, S.L. Rendering of services — 8 Marca Grifols, S.L. Royalties c) 7,911 187 Total expense 21,138 11,582 a) Corresponds to the office buildings located in Sant Cugat del Vallès and described in Note 8. b) The Company contributes 0.7% of its consolidated pre-tax profit each year to various non-profit organizations. 68 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

c) Marca Grifols became a related party to Grifols, S.A. on 23 December 2024, after the acquisition of a 33% stake in Marca Grifols, S.L. by Ralledor Holding Spain, S.L., a significant shareholder of Grifols, S.A. which is represented at Grifols' Board of Directors by Mr. Victor Grifols Deu. The sale of the 33% stake in Marca Grifols, S.L. was a reorganization transaction, given that the group of sellers of such 33% stake in Marca Grifols, S.L. are also the shareholders of Ralledor Holding Spain, S.L. On 26 January 1993, Marca Grifols and Grifols, S.A. entered into an agreement under which the former granted the latter the exclusive license to use the brand name "Grifols" for a period of 99 years in exchange for an annual fee. The latest update to the agreement sets the fee at 0.10% of Grifols' consolidated sales. The annual license fee amounted to Euros 7,911 thousand in 2025, and Euros 7,725 thousand in 2024. Given that Marca Grifols became a related party on 23 December 2024, related party transactions in 2024 totaled Euros 187 thousand, which corresponds to the proportional share of the annual fee for the 9 days Marca Grifols was a related party. Transactions with other related parties are conducted at arm’s length. (c) Information on the Company's directors and senior management personnel The members of the Board of Directors of the Company and the Senior Management personnel have earned a total remuneration of Euros 5,681 thousand and Euros 12,192 thousand respectively (Euros 15,101 thousand and Euros 10,397 thousand in 2024). Additionally, the Company has not granted advances or loans nor assumed obligations on behalf of the members of the Board of Directors as a guarantee, nor obligations regarding pensions and life insurance with respect to former or current members of the Board of Directors, nor on behalf of the members of Senior Management. Additionally, certain Directors and members of the Company’s Senior Management have indemnity commitments (see Note 18). During 2025,the Company has paid insurance premiums for civil liability of directors amounting to Euros 1,116 thousand (Euros 1,653 thousand in 2024). (d) Conflicts of interest concerning the directors The directors of the Company and their related parties have had no conflicts of interest requiring disclosure in accordance with article 229 of the Revised Spanish Companies Act. (25) Income and Expenses (a) Revenues Details of revenues by category of activity and geographical market are shown in Appendix XII. 69 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Supplies Details of other supplies used are as follows: Thousand Euros 2025 2024 Other supplies used Purchases of spare parts 6,001 5,633 Change in inventories (1,487) (1,212) 4,514 4,421 (c) Employee benefits expense and provisions Details of employee benefits expense are as follows: Thousand Euros 2025 2024 Employee benefits expense Social Security payable by the Company 16,537 14,293 Defined contribution plan contributions 284 261 Other employee benefits expenses 3,787 3,255 20,608 17,809 (26) Employee Information The average headcount of the Company, distributed by department, is as follows: Number 2025 2024 Technical area 156 155 Administration and other 607 562 General management 92 84 855 801 70 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

As of 31 December 2025 and 2024 the distribution by gender of Company personnel and the members of the board of directors is as follows: Number 2025 2024 Female Male Female Male Administrators 4 8 4 9 Technical area 115 43 118 49 Administration and other 237 397 203 379 General management 51 43 50 41 407 491 375 478 As of 31 December 2025, the breakdown of employees who are part of the Senior Management is as follows: • In the heading "Administrators" there is 1 employee (1 man). • In the heading "General Management" there are 7 employees (6 men and 1 woman). • In the heading "Administration and others" there are 4 employees (4 men). As of 31 December 2024, the breakdown of employees who are part of the Senior Management is as follows: • In the heading "Administrators" there are 2 employees (2 men). • In the heading "General Management" there are 8 employees (7 men and 1 woman). • In the heading "Administration and others" there are 3 employees (3 men). The average number of Company employees with disability rating of more than 33% distributed by department, is as follows: Number 2025 2024 Technical area 2 3 Administration and other 10 9 General management 1 1 13 13 71 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(27) Audit Fees During 2025 and 2024, the fees related to audit services and other services provided by the Company's auditor, Deloitte Auditores, S.L., or by a company linked to the auditor through control, common ownership, or management have been as follows: Thousand Euros 2025 2024 Audit services 3,317 2,884 Non-audit services Other services required by the regulations 317 309 Other assurance services 30 — Tax services — — Other services — — Total professional services 3,664 3,193 The amount included in the audit services item for 2025 and 2024 includes, in addition to the fees for the individual and consolidated annual accounts audit, fees for voluntary audits, the fees corresponding to the PCAOB audit and the limited review of the consolidated interim summary financial statements of the Group as of 30 June of each fiscal year. (28) Subsequent events No significant events have occurred after the date on which the annual accounts were prepared. 72 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

GRIFOLS, S.A. Movement in Property, Plant and Equipment for the year ended 31 December 2025 Thousand Euros 2025 Land Buildings Technical installations and machinery Other installations, equipment and furniture Under construction and advances Other items Total Cost at 1 January 2025 7,082 4,391 9,776 34,128 4,240 33,090 92,707 Additions — — — 101 1,701 157 1,959 Disposals — — — (27) — — (27) Transfers — — — 3,016 (1,931) 24 1,109 Cost at 31 December 2025 7,082 4,391 9,776 37,218 4,010 33,271 95,748 Accumulated amortisation at 1 January 2025 — (409) (8,215) (22,030) — (30,064) (60,718) Amortisations — (90) (393) (1,987) — (1,330) (3,800) Disposals — — — 19 — — 19 Accumulated amortisation at 31 December 2025 — (499) (8,608) (23,998) — (31,394) (64,499) Carrying amount at 31 December 2025 7,082 3,892 1,168 13,220 4,010 1,877 31,249 Appendix I (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) This appendix forms an integral part of Note 6 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Movement in Property, Plant and Equipment for the year ended 31 December 2024 Thousand Euros 2024 Land Buildings Technical installations and machinery Other installations, equipment and furniture Under construction and advances Other items Total Cost at 1 January 2024 7,082 4,391 9,776 30,494 6,447 30,564 88,754 Additions — — — 279 2,953 216 3,448 Disposals — — — (9) — (17) (26) Transfers — — — 3,364 (5,160) 2,327 531 Cost at 31 December 2024 7,082 4,391 9,776 34,128 4,240 33,090 92,707 Accumulated amortisation at 1 January 2024 — (322) (7,810) (20,372) — (27,726) (56,230) Amortisations — (87) (405) (1,667) — (2,355) (4,514) Disposals — — — 9 — 17 26 Accumulated amortisation at 31 December 2024 — (409) (8,215) (22,030) — (30,064) (60,718) Carrying amount at 31 December 2024 7,082 3,982 1,561 12,098 4,240 3,026 31,989 Appendix I (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) This appendix forms an integral part of Note 6 to the annual accounts, in conjunction with which it should be read.

Appendix II

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

GRIFOLS, S.A.

Information on Group Companies, Associates and others 31 December 2025

			% ownership			Thousand Euros							
Name	**Registered office**	**Activity**	**Dir**	**Ind**	**Total**	**Shared Capital**	**Reserves**	**Other equity items**	**Interim Dividends**	**Profit/(loss) for the year**	**Total Equity**	**Carrying Amount of Investment [(1)]**	**Dividends Received in 2025**
Alkahest, Inc.	United States	Research	—	100.000	100.000	37,768	(344,690)	16,933	—	(37,969)	(327,957)	—	
Kiro Grifols, S.L	Spain	Research	99.700	0.300	100.000	3	6,190	—	—	(3,964)	2,229	18,345	—
Progenika Biopharma, S.A.	Spain	Industrial	99.999	> 0,001	100.000	615	46,092	27	—	12,955	59,689	79,649	—
Instituto Grifols, S.A.	Spain	Industrial	99.998	0.002	100.000	1,538	648,035	1,592	—	267,225	918,390	3,130	299,994
Diagnostic Grifols, S.A.	Spain	Industrial	—	55% (economic rights)/ 60% (voting rights)	55% (economic rights)/ 60% (voting rights)	337	143,597	376	—	13,076	157,386	—	—
Grifols Movaco, S.A.	Spain	Commercial	99.999	0.001	100.000	2,405	52,345	455	—	10,565	65,769	4,359	—
Laboratorios Grifols, S.A.	Spain	Industrial	99.999	> 0,001	100.000	21,798	14,626	380	—	7,561	44,365	123,934	—
Biomat,S.A.	Spain	Industrial	99.900	0.100	100.000	60	5,007	137	—	746	5,951	197	—
Grifols International, S.A.	Spain	Commercial	99.998	0.002	100.000	2,860	84,375	5,036	—	13,944	106,215	7,896	—
Grifols Engineering, S.A.	Spain	Industrial	99.950	0.050	100.000	60	4,834	170	—	1,437	6,501	230	—
Grifols Viajes, S.A.	Spain	Services	99.900	0.100	100.000	60	561	—	—	156	777	555	—
Araclon Biotech, S.L.	Spain	Research	—	77.120	77.120	13	4,232	—	—	(1,662)	2,583	—	—
Grifols Worldwide Operations USA Inc.	United States	Industrial	—	100.000	100.000	—	49,970	1,203	—	2,742	53,915	—	—
Grifols Chile, S.A.	Chile	Commercial	99.000	1.000	100.000	385	33,031	(8,863)	—	2,113	26,666	396	—
Grifols Argentina, S.A.	Argentina	Commercial	95.010	4.990	100.000	957	26,565	(27,312)	—	(1,032)	(822)	—	—
Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Portugal	Commercial	0.010	99.990	100.000	512	11,394	15	—	771	12,691	15	—
Grifols, s.r.o.	Czech Republic	Commercial	100.000	—	100.000	52	3,855	891	—	2,388	7,187	52	12,159
Grifols USA, LLC	United States	Commercial	—	100.000	100.000	562	450,217	(29,569)	—	120,636	541,846	—	—
Grifols UK, Ltd.	United Kingdom	Commercial	100.000	—	100.000	4	4,302	(452)	—	3,087	6,941	21,742	9,008
Grifols Italia, S.p.A.	Italy	Commercial	100.000	—	100.000	2,496	3,534	31	—	1,364	7,425	5,347	11,481
Grifols Brasil, Lda.	Brazil	Commercial	99.999	> 0,001	100.000	67,027	(868)	(19,928)	(3,601)	4,812	47,443	34,186	9,053
Grifols France, S.A.R.L.	France	Commercial	99.990	0.010	100.000	658	37	—	—	8,252	8,947	658	13,354
Biomat USA, Inc.	United States	Industrial	—	80.000	80.000	—	499,112	31,114	—	95,568	625,794	—	—

This appendix forms an integral part of Note 11 to the annual accounts, in conjunction with which it should be read.

Appendix II

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

			% ownership			Thousand Euros							
Name	Registered office	Activity	Dir	Ind	Total	Shared Capital	Reserves	Other equity items	Interim Dividends	Profit/(loss) for the year	Total Equity	Carrying Amount of Investment [(1)]	Dividends Received in 2025
Squadron Reinsurance Designated Activity Company	Ireland	Services	—	100.000	100.000	635	119,060	(9,086)	—	14,135	124,743	—	—
Grifols Biologicals, LLC.	United States	Industrial	—	100.000	100.000	—	222,635	16,745	—	24,845	264,225	—	—
Grifols Shared Services North America, Inc.	United States	Servicios	100.000	—	100.000	—	2,411,187	384,260	—	(1,707)	2,793,740	1,350,258	—
Grifols Asia Pacific Pte. Ltd.	Singapore	Commercial	100.000	—	100.000	362	17,825	92	—	2,745	21,024	1,006	—
Grifols (Thailand), Ltd.	Thailand	Commercial	—	48.000	48.000	61	9,712	778	—	250	10,800	—	—
Grifols Malaysia Sdn Bhd	Malaysia	Commercial	—	100.000	100.000	214	8,699	(20)	—	953	9,847	—	—
Grifols Polska, Sp.z.o.o.	Poland	Commercial	100.000	—	100.000	11	6,162	398	—	2,053	8,624	11	—
Grifols México, S.A. de CV	Mexico	Commercial	100.000	—	100.000	490	14,050	(2,747)	—	2,454	14,247	696	13,761
Grifols Australia Pty Ltd	Australia	Industrial	100.000	—	100.000	1,695	13,054	(3,168)	—	1,459	13,040	34,995	—
Medion Grifols Diagnostic AG	Switzerland	Industrial	—	55% (economic rights)/ 60% (voting rights)	55% (economic rights)/ 60% (voting rights)	2,487	22,642	2,343	—	5,737	33,209	—	—
Grifols Nordic AB	Sweden	Commercial	100.000	—	100.000	10	281	(255)	—	898	935	2,836	5,820
Grifols Deutschland, GmbH	Germany	Commercial	100.000	—	100.000	25	4,162	557	—	7,198	11,942	7,566	29,216
Grifols Therapeutic LLC.	United States	Industrial	—	100.000	100.000	(2,886)	737,361	265,279	—	232,592	1,232,345	—	—
Grifols Worldwide Operations Limited	Ireland	Industrial	100.000	—	100.000	—	1,084,856	24,806	11,302	(243,380)	877,585	1,013,417	—
Grifols Pharmaceutical Technology (Shanghai) Co., Ltd.	China	Commercial	100.000	—	100.000	1,000	18,534	(1,579)	—	2,717	20,672	1,000	—
Grifols Diagnostics Solutions Inc	United States	Industrial	—	55% (economic rights)/ 60% (voting rights)	55% (economic rights)/ 60% (voting rights)	—	3,775,971	(102,976)	—	117,417	3,790,412	—	—
Grifols (H.K.), Limited	Hong Kong	Commercial	—	55% (economic rights)/ 60% (voting rights)	55% (economic rights)/ 60% (voting rights)	37,899	56,140	2,461	—	6,933	103,434	—	—
Grifols Japan K.K.	Japan	Commercial	100.000	—	100.000	354	3,856	(1,034)	—	(100)	3,076	719	—
Grifols Pharmaceutical Technology Co., Ltd. Beijing Branch	China	Commercial	—	100.000	100.000	—	(12,778)	1,050	—	(1,392)	(13,120)	—	—
Grifols India Healthcare Private Ltd.	India	Commercial	99.984	0.016	100.000	2	4,758	(1,070)	—	2,018	5,708	609	—
Grifols Canada, Ltd.	Canada	Industrial	100.000	—	100.000	—	12,156	(1,577)	(604)	2,578	12,553	2,297	—
Grifols Diagnostics Equipment Taiwan Ltd.	Taiwan	Commercial	100.000	—	100.000	181	1,814	(79)	—	(109)	1,808	191	—
Grifols Innovation and New Technologies Ltd.	Ireland	Research	—	100.000	100.000	—	182,894	7,039	—	(162,637)	27,296	—	—

This appendix forms an integral part of Note 11 to the annual accounts, in conjunction with which it should be read.

Appendix II

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

			% ownership			Thousand Euros							
Name	**Registered office**	**Activity**	**Dir**	**Ind**	**Total**	**Shared Capital**	**Reserves**	**Other equity items**	**Interim Dividends**	**Profit/(loss) for the year**	**Total Equity**	**Carrying Amount of Investment (1)**	**Dividends Received in 2025**
AlbaJuna Therapeutics, S.L	Spain	Research	—	100.000	100.000	10	475	—	—	(3)	481	—	—
Grifols Bio Supplies Inc. (formerly Interstate Blood Bank, Inc.)	United States	Industrial	—	100.000	100.000	103	(103,921)	8,488	—	(13,596)	(108,926)	—	—
Aigües Minerals Vilajuïga, S.A.	Spain	Industrial	99.999	0.001	100.000	75	1,502	—	—	(1,317)	260	—	—
GigaGen Inc.	United States	Industrial	—	100.000	100.000	1	(75,464)	9,323	—	(35,906)	(102,045)	—	—
Plasmavita Healthcare GmbH	Germany	Industrial	—	50.000	50.000	25	15,950	20,000	—	3,421	39,397	—	—
Plasmavita Healthcare II GmbH	Austria	Industrial	—	50.000	50.000	35	97	6,500	—	449	7,081	—	—
Grifols Korea Co., Ltd	South Korea	Commercial	100.000	—	100.000	75	2,101	(397)	—	155	1,933	73	—
Grifols Canada Therapeutics Inc. (formerly Green Cross Biotherapeutics, Inc)	Canada	Industrial	0.020	99.980	100.000	(983)	369,847	(11,449)	—	(16,983)	340,432	19,731	—
Biomat Holdings, LLC	United States	Services	—	100.000	100.000	—	84,544	4,555	—	(20,037)	69,062	—	—
Grifols Laboratory Solutions Inc.	United States	Commercial	—	100.000	100.000	—	(8,563)	718	—	(2,083)	(9,928)	—	—
Grifols Middle East & Africa LLC	Egypt	Services	99.990	0.010	100.000	684	(1,502)	428	—	(98)	(488)	—	—
Biomat Newco, Corp.	United States	Industrial	—	91.400	91.400	—	207,757	5,163	—	136,920	349,840	—	—
Biomat Holdco, LLC.	United States	Services	—	100.000	100.000	—	62,189	6,691	—	—	68,880	—	—
Grifols Bio North America, LLC.	United States	Industrial	—	100.000	100.000	—	11,783	(1,074)	—	709	11,418	—	—
Grifols Canada Plasma II Inc. (formerly Grifols Canada Plasma Inc.)	Canada	Industrial	—	100.000	100.000	—	4,976	(963)	—	(5,416)	(1,404)	—	—
Grifols Egypt for Plasma Derivatives (S.A.E.)	Egypt	Industrial	49.000	—	49.000	169,663	1,901	—	—	(10,533)	161,031	133,420	—
Albimmune, S.L.	Spain	Research	—	51.000	51.000	3	(5,242)	—	—	(7)	(5,246)	—	—
Biotest AG and Subsidiaries (2)	Germany	Industrial	26.195	54.205	80.400	39,571	486,950	1,118	—	(64,092)	463,547	387,668	339
Grifols Biotest Holding, GmbH	Germany	Corporate	100.000	—	100.000	50	585,510	—	—	(22,791)	562,770	872,514	—
Haema, GmbH (formerly Haema AG) (3)	Germany	Industrial	—	—	—	15,000	5,965	(1)	(13,000)	18,722	26,686	—	—
BPC Plasma Inc (3)	United States	Industrial	—	—	—	(3,131)	1,060	7,607	—	30,663	36,200	—	—
Haema Plasma Kft (2)	Hungary	Industrial	—	80.400	80.400	33	24,198	(580)	—	3,628	27,279	—	—
Grifols Canada Plasma – Ontario Inc. (formerly Canada Inc.)	Canada	Services	—	100.000	100.000	—	(2,365)	265	—	(6,842)	(8,942)	—	—
Biotest Midco GmbH	Germany	Services	100.000	—	100.000	25	—	—	—	—	25	60	—
Biotest Management GmbH	Germany	Services	—	100.000	100.000	25	—	—	—	—	25	—	—
Grifols Canada Plasma Corporation	Canada	Industrial	—	50.100	50.100	40,823	(45,704)	—	—	75	(4,806)	—	—
												4,129,759	**404,185**

This appendix forms an integral part of Note 11 to the annual accounts, in conjunction with which it should be read.

(1) The acquisition cost of certain investments might be modified in specific circumstances, although the Company considers that they will not occur, but in any case their impact would not be significant. (2) Biotest AG is the parent company of the Biotest Group, which is composed of the following companies: Biotest Austria, GmbH; Biotest (Schweiz) AG; Biotest Hungaria Kft; Biotest Hellas M.E.P.E.; Biotest Lux S.à.r.l.; Biotest Pharmaceuticals Ilaç Pazarlama Anonim Sirketi; Biotest Pharma, GmbH; BioDarou PLC; Biotest Grundstücksverwaltungs GmbH; Plasma Service Europe GmbH; Cara Plasma s.r.o. y Plazmaszolgálat Kft. Haema Plasma Kft is also part of the Biotest Group as of December 31, 2025, but the data are presented separately in the table above. (3) Despite not having direct or indirect participation in these companies’ share capital, they are included as they are dependent companies. Appendix II (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) This appendix forms an integral part of Note 11 to the annual accounts, in conjunction with which it should be read.

Appendix II

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

GRIFOLS, S.A.

Information on Group Companies, Associates and others ended 31 December 2024

			% ownership			Thousand Euros							
Name	Registered office	Activity	Dir	Ind	Total	Share capital	Reserves	Other equity items	Interim dividends	Profit/(loss) for the year	Total equity	Carrying amount of investment [1]	Dividends received in 2024 [4]
Alkahest, Inc.	United States	Research	—	100.000	100.000	37,768	(311,278)	(23,017)	—	(33,410)	(329,937)	—	—
Kiro Grifols, S.L	Spain	Research	99.700	0.300	100.000	3	11,124	—	—	(4,936)	6,191	21,753	—
Progenika Biopharma, S.A.	Spain	Industrial	99.999	>0,001	100.000	615	40,424	22	—	5,668	46,729	79,641	—
Instituto Grifols, S.A.	Spain	Industrial	99.998	0.002	100.000	1,538	704,983	1,526	—	243,052	951,099	3,064	—
Diagnostic Grifols, S.A.	Spain	Industrial	—	55% (economic rights)/ 60% (voting rights)	55% (economic rights)/ 60% (voting rights)	337	138,405	276	—	5,192	144,210	—	—
Grifols Movaco, S.A.	Spain	Commercial	99.999	0.001	100.000	2,405	41,676	425	—	10,668	55,175	4,330	—
Laboratorios Grifols, S.A.	Spain	Industrial	99.999	>0,001	100.000	21,798	10,578	360	—	4,048	36,784	82,478	—
Biomat,S.A.	Spain	Industrial	99.900	0.100	100.000	60	4,612	127	—	395	5,194	187	—
Grifols International, S.A.	Spain	Commercial	99.998	0.002	100.000	2,860	73,491	4,663	—	10,883	91,898	7,523	—
Grifols Engineering, S.A.	Spain	Industrial	99.950	0.050	100.000	60	4,499	110	—	335	5,004	170	—
Grifols Viajes, S.A.	Spain	Services	99.900	0.100	100.000	60	727	—	—	(166)	621	555	—
Araclon Biotech, S.L.	Spain	Research	—	75.850	75.850	12	(4,603)	—	—	(1,106)	(5,697)	—	—
Grifols Worldwide Operations USA Inc.	United States	Industrial	—	100.000	100.000	—	47,079	8,041	—	2,891	58,011	—	—
Grifols Chile, S.A.	Chile	Commercial	99.000	1.000	100.000	385	30,191	(8,010)	—	2,839	25,406	393	—
Grifols Argentina, S.A.	Argentina	Commercial	95.010	4.990	100.000	956	27,402	(27,584)	—	(1,465)	(691)	—	—
Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Portugal	Commercial	0.010	99.990	100.000	512	10,598	11	—	795	11,917	11	—
Grifols, s.r.o.	Czech Republic	Commercial	100.000	—	100.000	52	12,859	233	—	3,234	16,379	52	—
Grifols USA, LLC	United States	Commercial	—	100.000	100.000	562	334,590	30,963	—	115,639	481,754	—	—
Grifols UK, Ltd.	United Kingdom	Commercial	100.000	—	100.000	4	10,667	422	—	2,588	13,681	21,625	—
Grifols Italia, S.p.A.	Italy	Commercial	100.000	—	100.000	2,496	13,052	23	—	1,964	17,535	5,339	—
Grifols Brasil, Lda.	Brazil	Commercial	99.999	>0,001	100.000	63,069	(5,382)	(20,011)	—	5,774	43,450	31,618	—
Grifols France, S.A.R.L.	France	Commercial	99.990	0.010	100.000	658	8,235	—	—	5,158	14,051	658	—

This appendix forms an integral part of Note 11 to the annual accounts, in conjunction with which it should be read.

Appendix II

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

			% ownership			Thousand Euros							
Name	Registered office	Activity	Dir	Ind	Total	Share capital	Reserves	Other equity items	Interim dividends	Profit/(loss) for the year	Total equity	Carrying amount of investment [1]	Dividends received in 2024 [4]
Biomat USA, Inc.	United States	Industrial	—	78.750	78.750	—	568,925	121,001	—	86,499	776,425	—	—
Squadron Reinsurance Designated Activity Company	Ireland	Services	—	100.000	100.000	635	106,797	6,143	—	12,263	125,837	—	—
Grifols Biologicals, LLC.	United States	Industrial	—	100.000	100.000	—	201,005	49,839	—	21,630	272,474	—	—
Grifols Shared Services North America, Inc.	United States	Services	100.000	—	100.000	—	2,378,703	744,281	—	32,496	3,155,480	1,348,172	—
Grifols Asia Pacific Pte. Ltd.	Singapore	Commercial	100.000	—	100.000	362	15,924	2,651	—	1,901	20,838	991	—
Grifols (Thailand), Ltd.	Thailand	Commercial	—	48.000	48.000	61	9,328	1,231	—	411	11,031	—	—
Grifols Malaysia Sdn Bhd	Malaysia	Commercial	—	100.000	100.000	30	8,620	185	—	79	8,915	—	—
Grifols Polska, Sp.z.o.o.	Poland	Commercial	100.000	—	100.000	11	4,867	304	—	1,295	6,478	11	—
Grifols México, S.A. de CV	Mexico	Commercial	100.000	—	100.000	490	25,898	(3,221)	—	1,790	24,957	696	—
Grifols Australia Pty Ltd	Australia	Industrial	100.000	—	100.000	1,695	11,817	(2,597)	—	1,238	12,152	34,990	—
Medion Grifols Diagnostic AG	Switzerland	Industrial	—	55% (economic rights)/ 60% (voting rights)	55% (economic rights)/ 60% (voting rights)	2,487	17,839	2,021	—	4,802	27,150	—	—
Grifols Colombia, Ltda.	Colombia	Commercial	99.990	0.010	100.000	823	586	(449)	—	82	1,042	575	—
Grifols Nordic AB	Sweden	Commercial	100.000	—	100.000	10	4,663	(519)	—	1,391	5,545	5,160	—
Grifols Deutschland, GmbH	Germany	Commercial	100.000	—	100.000	25	24,310	41	—	9,068	33,444	7,251	—
Grifols Therapeutic LLC.	United States	Industrial	—	100.000	100.000	(2,886)	729,497	425,038	—	201,291	1,352,940	—	—
Grifols Worldwide Operations Limited	Ireland	Industrial	100.000	—	100.000	—	389,049	87,526	11,302	200,812	688,689	513,274	—
Grifols Pharmaceutical Technology (Shanghai) Co., Ltd.	China	Commercial	100.000	—	100.000	1,000	16,143	25	—	2,391	19,559	1,044	—
Grifols Diagnostics Solutions Inc	United States	Industrial	—	55% (economic rights)/ 60% (voting rights)	55% (economic rights)/ 60% (voting rights)	—	3,727,098	392,624	—	109,647	4,229,369	—	—
Grifols (H.K.), Limited	Hong Kong	Commercial	—	55% (economic rights)/ 60% (voting rights)	55% (economic rights)/ 60% (voting rights)	37,899	50,529	15,385	—	5,611	109,425	—	—
Grifols Japan K.K.	Japan	Commercial	100.000	—	100.000	354	3,831	(663)	—	25	3,547	717	—
Grifols Pharmaceutical Technology Co., Ltd. Beijing Branch	China	Commercial	—	100.000	100.000	—	(11,462)	25	—	(1,317)	(12,753)	—	—
Grifols India Healthcare Private Ltd.	India	Commercial	99.984	0.016	100.000	2	2,431	(152)	—	2,327	4,608	607	—
Grifols Canada, Ltd.	Canada	Industrial	100.000	—	100.000	—	10,395	(219)	(604)	1,761	11,334	2,286	—

This appendix forms an integral part of Note 11 to the annual accounts, in conjunction with which it should be read.

Appendix II

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered office	Activity	% ownership Dir	% ownership Ind	% ownership Total	Thousand Euros Share capital	Reserves	Other equity items	Interim dividends	Profit/(loss) for the year	Total equity	Carrying amount of investment [1]	Dividends received in 2024 [4]
Grifols Diagnostics Equipment Taiwan Ltd.	Taiwan	Commercial	100.000	—	100.000	181	1,696	53	—	119	2,049	189	—
Grifols Innovation and New Technologies Ltd.	Ireland	Research	—	100.000	100.000	—	240,200	25,948	—	(57,306)	208,842	—	—
AlbaJuna Therapeutics, S.L	Spain	Research	—	100.000	100.000	10	666	—	—	(191)	485	—	—
Grifols Bio Supplies Inc. (formerly Interstate Blood Bank, Inc.)	United States	Industrial	—	100.000	100.000	103	(95,162)	(4,633)	—	(8,759)	(108,450)	—	—
Aigües Minerals Vilajuïga, S.A.	Spain	Industrial	99.999	0.001	100.000	75	1,355	—	—	(1,352)	77	191	—
GigaGen Inc.	United States	Industrial	—	100.000	100.000	1	(45,008)	(1,352)	—	(30,458)	(76,816)	—	—
Plasmavita Healthcare GmbH	Germany	Industrial	—	50.000	50.000	25	13,425	20,000	—	4,119	37,569	—	—
Medcom, S.A.	Spain	Research	—	45.000	45.000	122	1,004	—	—	(321)	805	—	—
Plasmavita Healthcare II GmbH	Austria	Industrial	—	50.000	50.000	35	(364)	6,500	—	461	6,632	—	—
Grifols Korea Co., Ltd	South Korea	Comercial	100.000	0.000	100.000	75	2,232	(219)	—	(131)	1,956	73	—
Grifols Canada Therapeutics Inc. (formerly Green Cross Biotherapeutics, Inc)	Canada	Industrial	0.020	99.98	100.000	(983)	374,830	15,062	—	(4,982)	383,926	19,731	—
Biomat Holdings, LLC	United States	Services	—	100	100.000	—	(8,422)	(348)	—	(4,150)	(12,919)	—	—
Grifols Laboratory Solutions Inc.	United States	Commercial	—	100.000	100.000	—	(5,901)	(468)	—	(2,663)	(9,031)	—	—
Grifols Middle East & Africa LLC	Egypt	Services	99.990	0.010	100.000	684	(1,451)	410	—	(51)	(407)	—	—
Biomat Newco, Corp.	United States	Industrial	—	90.000	90.000	—	(25,952)	34,872	—	233,709	242,630	—	—
Biomat Holdco, LLC.	United States	Services	—	100.000	100.000	—	62,189	15,375	—	—	77,563	—	—
Grifols Bio North America, LLC.	United States	Industrial	—	100.000	100.000	—	8,773	387	—	3,010	12,170	—	—
Grifols Pyrenees Research Center, S.L.	Andorra	Industrial	—	100.000	100.000	4	109	—	—	(937)	(825)	—	—
Grifols Canada Plasma II Inc. (formerly Grifols Canada Plasma Inc.)	Canada	Industrial	—	100.000	100.000	—	5,185	(739)	—	(209)	4,237	—	—
Grifols Egypt for Plasma Derivatives (S.A.E.)	Egypt	Industrial	49.000	—	49.000	202,137	(1,553)	—	—	(1,877)	198,706	113,197	—
Albimmune, S.L.	Spain	Research	—	51.00	51.000	3	(3,600)	—	—	(1,643)	(5,239)	—	—
Biotest AG and Subsidiaries [2]	Germany	Industrial	24.700	45.480	70.180	39,571	468,016	(3,194)	—	19,726	524,119	370,001	684
Grifols Biotest Holding, GmbH	Germany	Corporate	100.000	—	100.000	50	597,157	—	—	(11,647)	585,560	872,514	—
Biotest UK Ltd.	United Kingdom	Commercial	—	100.00	100.000	3	73	(76)	—	—	—	—	—
Haema, GmbH (formerly Haema AG) [3]	Germany	Industrial	—	—	—	15,000	70,551	(1)	—	9,825	95,375	—	—
BPC Plasma Inc [3]	United States	Industrial	—	—	—	(3,131)	(6,656)	12,711	—	33,656	36,580	—	—

This appendix forms an integral part of Note 11 to the annual accounts, in conjunction with which it should be read.

Appendix II

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered office	Activity	% ownership Dir	Ind	Total	Thousand Euros Share capital	Reserves	Other equity items	Interim dividends	Profit/(loss) for the year	Total equity	Carrying amount of investment [(1)]	Dividends received in 2024 [(4)]
Haema Plasma Kft	Hungary	Industrial	—	100.000	100.000	33	21,126	(2,185)	—	3,071	22,045	—	—
Biotek America LLC	United States	Industrial	—	75.000	75.000	—	(29,088)	2,649	—	5,743	(20,696)	—	—
Grifols Canada Plasma – Ontario Inc. (formerly Canada Inc.)	Canada	Services	—	100.000	100.000	—	—	3	—	(2,365)	(2,362)	—	—
												3,551,066	684

(1) The acquisition cost of certain investments might be modified in specific circumstances, although the Company considers that they will not occur, but in any case their impact would not be significant.

(2) Biotest AG is the parent company of the Biotest Group, which is composed of the following companies: Biotest Austria, GmbH; Biotest (Schweiz) AG; Biotest Hungaria Kft; Biotest Hellas M.E.P.E.; Biotest Lux S.à.r.l.; Biotest Pharmaceuticals Ilaç Pazarlama Anonim Sirketi; Biotest Pharma, GmbH; BioDarou PLC; Biotest Grundstücksverwaltungs GmbH; Plasma Service Europe GmbH; Cara Plasma s.r.o. y Plazmaszolgálat Kft.

(3) Despite not having direct or indirect participation in these companies' share capital, they are included as they are dependent companies.

(4) In addition to the dividends received from Biotest AG, Euros 6,725 thousand were received from Shanghai RAAS during the period in which the investment was classified as an associate. As of December 31, 2024, the investment was reclassified as a financial asset with third parties and is therefore no longer included in this Appendix.

This appendix forms an integral part of Note 11 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Classification of Financial Assets by Category for the year ended 31 December 2025 Thousand Euros Non-current Current 2025 Amortised cost Fair value Total Amortised cost Fair value Total Hierarchy Financial assets at amortised cost Loans Fixed rate loans 3,339,609 — 3,339,609 150,000 — 150,000 Variable rate loans 4,214,291 — 4,214,291 49,461 — 49,461 Loans, Tax effect — — — 13,461 — 13,461 Other loans 1,554 — 1,554 38,050 — 38,050 Trade receivables — — — 45,071 — 45,071 Deposits and guarantees 1,781 — 1,781 62 — 62 Other receivables — — — 643 — 643 Total 7,557,235 — 7,557,235 296,748 — 296,748 Financial assets at fair value with changes through equity account Equity instruments — 336,853 336,853 — — — Level 1 Total — 336,853 336,853 — — — Total financial assets 7,557,235 336,853 7,894,088 296,748 — 296,748 Appendix III (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) This appendix forms an integral part of Note 12 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Classification of Financial Assets by Category for the year ended 31 December 2024 Thousand Euros Non-current Current 2024 Amortised cost Fair value Total Amortised cost Fair value Total Hierarchy Financial assets at amortised cost Loans Fixed rate loans 3,339,606 — 3,339,606 — — — Variable rate loans 4,947,479 — 4,947,479 104,493 — 104,493 Loans, Tax effect — — — 56,690 — 56,690 Other loans — — — 67,798 — 67,798 Trade receivables — — — 32,074 — 32,074 Deposits and guarantees 1,588 — 1,588 2,443 — 2,443 Other receivables — — — 630 — 630 Total 8,288,673 — 8,288,673 264,128 — 264,128 Financial assets at fair value with changes through equity account Derivatives — 1,177 1,177 — 309 309 Level 2 Equity instruments — 416,131 416,131 — — — Level 1 Total — 417,308 417,308 — 309 309 Total financial assets 8,288,673 417,308 8,705,981 264,128 309 264,437 Appendix III (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) This appendix forms an integral part of Note 12 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Details of Reserves and Profit and movement for the year ended 31 December 2025 Thousand Euros Legal and statutory reserves Differences on translation of capital to Euros Voluntary reserves Profit for the year Total Balance at 1 January 2025 23,921 3 1,128,926 (83,138) 1,069,712 Recognised income and expense — — — 192,054 192,054 Allocation 2024 losses Reserves — — (83,138) 83,138 — Other movements — — (1,910) — (1,910) Balance at 31 December 2025 23,921 3 1,043,878 192,054 1,259,856 Appendix IV (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) This appendix forms an integral part of Note 17 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Details of Reserves and Profit and movement for the year ended 31 December 2024 Thousand Euros Legal and statutory reserves Differences on translation of capital to Euros Voluntary reserves Profit for the year Total Balance at 1 January 2024 23,921 3 1,381,680 (246,735) 1,158,869 Recognised income and expense — — — (83,138) (83,138) Allocation 2023 losses Reserves — — (246,735) 246,735 — Other movements — — (6,019) — (6,019) Balance at 31 December 2024 23,921 3 1,128,926 (83,138) 1,069,712 Appendix IV (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) This appendix forms an integral part of Note 17 to the annual accounts, in conjunction with which it should be read.

Appendix V

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

GRIFOLS, S.A.

Details of Financial Liabilities by Category for the year ended 31 December 2025

	Thousand Euros						
	Non-current			Current			
2025	Amortised cost	Fair value	Total	Amortised cost	Fair value	Total	Hierarchy
Liabilities at amortised cost							
Bonds and other marketable securities							
Fixed rate (1)	5,316,785	—	**5,316,785**	49,680	—	**49,680**	
Loans with Group companies							
Variable rate Loans	4,149,207	—	**4,149,207**	26,179	—	**26,179**	
Loans, tax effect	—	—	—	11,920	—	**11,920**	
Other loans	—	—	—	23,075	—	**23,075**	
Loans and borrowings							
Fixed rate	31,875	—	**31,875**	21,250	—	**21,250**	
Variable rate	846,493	—	**846,493**	8,267	—	**8,267**	
Finance lease payables	—	—	—	3	—	**3**	
Other financial liabilities	29	—	**29**	21	—	**21**	
Trade and other payables							
Suppliers	—	—	—	63,466	—	**63,466**	
Suppliers, Group companies	—	—	—	1,273	—	**1,273**	
Other payables	—	—	—	21,205	—	**21,205**	
Total	**10,344,389**	—	**10,344,389**	**226,339**	—	**226,339**	
Liabilities at fair value with changes through equity							
Derivatives	—	1,267	**1,267**	—	364	**364**	Level 2
Total	—	**1,267**	**1,267**	—	**364**	**364**	
Total financial liabilities	**10,344,389**	**1,267**	**10,345,656**	**226,339**	**364**	**226,703**	

(1) Bonds that are traded in active markets; their fair value amounts to Euros 5,504,522 thousand (market price on the valuation date), of which Euros 49,680 thousand have a short-term maturity.

This appendix forms an integral part of Note 19 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Details of Financial Liabilities by Category for the year ended 31 December 2024 Thousand Euros Non-current Current 2024 Amortised cost Fair value Total Amortised cost Fair value Total Liabilities at amortised cost Bonds and other marketable securities Fixed rate (1) 5,387,413 — 5,387,413 38,907 — 38,907 Loans with Group companies Variable rate Loans 4,276,854 — 4,276,854 26,324 — 26,324 Loans, tax effect — — — 34,689 — 34,689 Other loans — — — 1,424 — 1,424 Loans and borrowings Fixed rate 53,125 — 53,125 21,250 — 21,250 Variable rate 848,220 — 848,220 8,133 — 8,133 Finance lease payables 21 — 21 — — — Other financial liabilities 157 — 157 57 — 57 Trade and other payables Suppliers — — — 65,750 — 65,750 Suppliers, Group companies — — — 2,054 — 2,054 Other payables — — — 21,454 — 21,454 Total financial liabilities 10,565,790 — 10,565,790 220,042 — 220,042 (1) Bonds that are traded in active markets; their fair value amounts to Euros 5,269,503 thousand (market price on the valuation date), of which Euros 38,907 thousand have a short-term maturity. Appendix V (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) This appendix forms an integral part of Note 19 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Classification of Financial Liabilities by Maturity for the year ended 31 December 2025 Thousand Euros 2025 2026 2027 2028 2029 2030 Subsequent years Less current portion Total non-current Loans Bonds and other marketable securities 49,680 736,897 1,979,888 — 2,600,000 — (49,680) 5,316,785 Loans and borrowings 29,517 867,743 10,625 — — — (29,517) 878,368 Finance lease payables 3 — — — — — (3) — Derivatives 364 1,267 — — — — (364) 1,267 Other financial liabilities 21 29 — — — — (21) 29 Group companies and associates 61,174 4,149,207 — — — — (61,174) 4,149,207 Trade and other payables Suppliers 63,466 — — — — — (63,466) — Suppliers, Group companies 1,273 — — — — — (1,273) — Other payables 21,205 — — — — — (21,205) — Total financial liabilities 226,703 5,755,143 1,990,513 — 2,600,000 — (226,703) 10,345,656 Appendix VI (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) This appendix forms an integral part of Note 20 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Classification of Financial Liabilities by Maturity for the year ended 31 December 2024 Thousand Euros 2024 2025 2026 2027 2028 2029 Subsequent years Less current portion Total non-current Loans Bonds and other marketable securities 38,907 — 735,496 2,051,917 — 2,600,000 (38,907) 5,387,413 Loans and borrowings 29,383 25,786 864,934 10,625 — — (29,383) 901,345 Finance lease payables — 21 — — — — — 21 Other financial liabilities 57 157 — — — — (57) 157 Group companies and associates 62,437 — 4,276,854 — — — (62,437) 4,276,854 Trade and other payables Suppliers 65,750 — — — — — (65,750) — Suppliers, Group companies 2,054 — — — — — (2,054) — Other payables 21,454 — — — — — (21,454) — Total financial liabilities 220,042 25,964 5,877,284 2,062,542 — 2,600,000 (220,042) 10,565,790 Appendix VI (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) This appendix forms an integral part of Note 20 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Main characteristics of payables for the year ended 31 December 2025 Thousand Euros Book value Loan Currency Interest rate Grant date Maturity Amount received Current Non-current Group Group senior debt interest rate + 1.10% Cash pooling EUR 2027 — — 4,149,207 — — 4,149,207 Unrelated parties: Senior Secured Notes EUR 2.250% 15/11/2019 15/11/2027 770,000 — 736,897 Senior Unsecured Notes EUR 3.875% 5/10/2021 15/10/2028 1,400,000 — 1,386,025 Senior Unsecured Notes USD 4.750% 5/10/2021 15/10/2028 600,000 — 593,863 Senior Secured Notes EUR 7.500% 30/4/2024 1/5/2030 1,300,000 — 1,300,000 Senior Secured Notes EUR 7.125% 19/12/2024 1/5/2030 1,300,000 — 1,300,000 European Investment Bank EUR 2.020% 22/12/2017 22/12/2027 85,000 10,625 10,625 European Investment Bank EUR 2.150% 25/9/2018 25/9/2028 85,000 10,625 21,250 Tranche B EUR Euribor +2,25% 15/11/2019 15/11/2027 1,360,000 4,582 846,493 6,900,000 25,832 6,195,153 6,900,000 25,832 10,344,360 Appendix VII (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) This appendix forms an integral part of Note 20 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Main characteristics of payables for the year ended 31 December 2024 Thousand Euros Book value Loan Currency Interest rate Grant date Maturity Amount received Current Non-current Group Group senior debt interest rate + 1.10% Cash pooling EUR 2027 — — 4,276,854 — — 4,276,854 Unrelated parties: Senior Secured Notes EUR 2.250% 15/11/2019 15/11/2027 770,000 — 735,496 Senior Unsecured Notes EUR 3.880% 5/10/2021 15/10/2028 1,400,000 — 1,381,432 Senior Unsecured Notes USD 4.750% 5/10/2021 15/10/2028 678,602 — 670,486 Senior Secured Notes EUR 7.500% 30/4/2024 1/5/2030 1,300,000 — 1,300,000 Senior Secured Notes EUR 7.125% 19/12/2024 1/5/2030 1,300,000 — 1,300,000 European Investment Bank EUR 2.020% 22/12/2017 22/12/2027 85,000 10,625 21,250 European Investment Bank EUR 2.150% 25/9/2018 25/9/2028 85,000 10,625 31,875 Tranche B EUR Euribor + 2,25% 15/11/2019 15/11/2027 1,360,000 — 848,220 Others, credit facilities EUR 2025 3 3 — 6,978,605 21,253 6,288,759 6,978,605 21,253 10,565,613 Appendix VII (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) This appendix forms an integral part of Note 20 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Reconciliation between net income and expense for the year and the tax loss for the year ended 31 December 2025 Thousand Euros Income statement Income and expense recognised in equity 2025 Increases Decreases Net Increases Decreases Net Total Income and expenses for the period — — 192,054 — — — 192,054 Income tax — — (64,324) — — — (64,324) Income tax, prior years — — 39,879 — — — 39,879 Other income tax — — 749 — — — 749 Profit before income tax — — 168,358 — — — 168,358 Permanent differences Individual company 9,876 97,476 (87,600) — — — (87,600) Tax consolidation adjustments — 324,740 (324,740) — — — (324,740) Temporary differences Individual company Originating in current year 118,256 — 118,256 — — — 118,256 Originating in prior years 7,838 29,728 (21,890) — — — (21,890) Tax loss — — (147,616) — — — (147,616) Appendix VIII (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) This appendix forms an integral part of Note 22 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Reconciliation between net income and expense for the year and the tax loss for the year ended 31 December 2024 Thousand Euros Income statement Income and expense recognised in equity 2024 Increases Decreases Net Increases Decreases Net Total Income and expenses for the period — — (83,138) — — 2,770 (80,368) Income tax — — (75,977) — — (692) (76,669) Income tax, prior years — — 51,756 — — — 51,756 Other income tax — — 31,904 — — — 31,904 Losses before income tax — — (75,455) — — 2,078 (73,377) Permanent differences Individual company 46,416 243,360 (196,944) — — — (196,944) Tax consolidation adjustments (23,529) — (23,529) — — — (23,529) Temporary differences Individual company Originating in current year 165,656 — 165,656 — — — 165,656 Originating in prior years (320) 24,821 (25,141) — — — (25,141) Tax loss (155,413) 2,078 (153,335) Appendix VIII (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) This appendix forms an integral part of Note 22 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Details of income tax expense/(tax income) related to profit/(loss) for the year ended 31 December 2025 Thousand Euros Profit and loss Total Income and expenses for the period before tax 168,358 168,358 Tax at 25% 42,089 42,089 Non-taxable income Reversal impairment of investments (9,936) (9,936) Dividends, double taxation (exemption) (95,558) (95,558) Non-deductible expenses Donations 1,413 1,413 Others 998 998 Deductions and credits for the current year (3,329) (3,329) Other corporate tax expenses (other territories) 749 749 Adjustment of deductions in prior years (125) (125) Non-deductible provisions 40,003 40,003 Income tax expense (income) (23,696) (23,696) Appendix IX (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) This appendix forms an integral part of Note 22 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Details of income tax expense/(tax income) related to profit/(loss) for the year ended 31 December 2024 Thousand Euros Profit and loss Total Income and expenses for the period before tax (75,455) (75,455) Tax at 25% (18,864) (18,864) Non-taxable income Reversal impairment of investments 2,300 2,300 Dividends, double taxation (exemption) (2,249) (2,249) Profit from the sale of shares (58,591) (58,591) Non-deductible expenses Donations 1,627 1,627 Others 1,795 1,795 Deductions and credits for the current year (1,995) (1,995) Other corporate tax expenses (other territories) 31,904 31,904 Adjustment of deductions in prior years (294) (294) Non-deductible provisions 52,050 52,050 Income tax expense (income) 7,683 7,683 Appendix IX (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) This appendix forms an integral part of Note 22 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Related Party Balances for the year ended 31 December 2025 2025 Thousand Euros Group companies Associates Directors Other related parties Total Non-current investments in Group companies Loans to companies 7,555,454 — — — 7,555,454 Deposits and guarantees — — — 943 943 Total non-current assets 7,555,454 — — 943 7,556,397 Trade and other receivables (Note 13) Trade receivables from Group and associates 31,498 12,711 — — 44,209 Current investments in Group companies Loans to companies 250,972 — — — 250,972 Total current assets 282,470 12,711 — — 295,181 Total assets 7,837,924 12,711 — 943 7,851,578 Non-current payables to Group companies 4,149,207 — — — 4,149,207 Total non-current liabilities 4,149,207 — — — 4,149,207 Current payables to Group companies 61,174 — — — 61,174 Trade and other payables (Note 20) Suppliers — — — 6,546 6,546 Suppliers, Group companies and associates 1,273 — — — 1,273 Total current liabilities 62,447 — — 6,546 68,993 Total liabilities 4,211,654 — — 6,546 4,218,200 Appendix X (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) This appendix forms an integral part of Note 24 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Related Party Balances for the year ended 31 December 2024 2024 Thousand Euros Group companies Associates Directors Other related parties Total Non-current investments in Group companies Loans to companies 8,287,085 — — — 8,287,085 Deposits and guarantees — — — 943 943 Total non-current assets 8,287,085 — — 943 8,288,028 Trade and other receivables (Note 13) Trade receivables from Group and associates 23,485 7,093 — — 30,578 Current investments in Group companies and associates Loans to companies 228,981 — — — 228,981 Total current assets 252,466 7,093 — — 259,559 Total assets 8,539,551 7,093 — 943 8,547,587 Non-current payables to Group companies 4,276,854 — — — 4,276,854 Non-current payables Other financial liabilities 107 — — — 107 Total non-current liabilities 4,276,961 — — — 4,276,961 Current payables to Group companies 62,437 — — — 62,437 Trade and other payables (Note 20) Suppliers — — — 4,797 4,797 Suppliers, Group companies and associates 2,054 — — — 2,054 Total current liabilities 64,491 — — 4,797 69,288 Total liabilities 4,341,452 — — 4,797 4,346,249 Appendix X (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) This appendix forms an integral part of Note 24 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Related Party Transactions for the year ended 31 December 2025 Thousand Euros 2025 Group companies Associates Key management personnel Directors Other related parties Total Licencing income 38,012 — — — — 38,012 Other services rendered 235,638 5,619 — — — 241,257 Finance income 548,322 — — — — 548,322 Dividends 400,633 — — — — 400,633 Total income 1,222,605 5,619 — — — 1,228,224 Operating lease expenses — — — — 7,452 7,452 Other services received 13,495 — — — 13,686 27,181 Remunerations — — 12,192 5,681 — 17,873 Financial expenses 312,824 — — — — 312,824 Total expenses 326,319 — 12,192 5,681 21,138 365,330 Cost of assets acquired Intangibles 848 — — — — 848 Tangibles 694 — — — — 694 Total investments 1,542 — — — — 1,542 Appendix XI (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) This appendix forms an integral part of Note 24 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Related Party Transactions for the year ended 31 December 2024 Thousand Euros 2024 Group companies Associates Key management personnel Directors Other related parties Total Licencing income 32,652 — — — — 32,652 Other services rendered 210,044 4,633 — — — 214,677 Finance income 445,825 — — — — 445,825 Dividends 684 6,725 — — — 7,409 Total income 689,205 11,358 — — — 700,563 Operating lease expenses — — — — 7,201 7,201 Other services received 12,496 — — — 4,381 16,877 Remunerations — — 10,397 15,101 — 25,498 Financial expenses 314,521 — — — — 314,521 Total expenses 327,017 — 10,397 15,101 11,582 364,097 Cost of assets acquired Intangibles 167 — — — — 167 Tangibles 134 — — — — 134 Total investments 301 — — — — 301 Appendix XI (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) This appendix forms an integral part of Note 24 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Details of Revenues by Category of Activity and Geographical Market for the years ended 31 December 2025 and 2024 Thousand Euros Domestic Rest of European Union United States Rest of the world Total 2025 2024 2025 2024 2025 2024 2025 2024 2025 2024 Revenue from the rendering of services 57,485 57,308 116,540 77,268 58,471 73,056 9,277 7,535 241,773 215,167 Licencing income 38,012 32,652 — — — — — — 38,012 32,652 Dividends 299,994 — 70,017 684 — — 30,622 6,725 400,633 7,409 Financial income 35 33 548,287 445,792 — — — — 548,322 445,825 395,526 89,993 734,844 523,744 58,471 73,056 39,899 14,260 1,228,740 701,053 Appendix XII (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) This appendix forms an integral part of Note 25 to the annual accounts, in conjunction with which it should be read.

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) To the shareholders: 1. Business performance and position of the Company Grifols, S.A. is a Spanish holding company specialised in the pharmaceutical-clinical sector. It is the parent company of the Grifols Group and its principal activities are as follows: - Defining action plans and general procedures for the entire Group. - Planning future investments by entering new markets or through product diversification. - Providing support to the various functional areas in each Group company (products division, technical division, marketing/sales division, scientific division, financial division and planning and control division). - Leasing owned buildings to Group companies. - Rendering services to subsidiaries such as personnel recruitment and management, communications and corporate image, IT services and maintenance. The Company obtains its income from leasing its buildings and rendering services, and through dividends from its subsidiaries. The Group's treasury budget anticipates meeting all its commitments in the next 12 months. The Group has various additional financing alternatives, such as negotiations with debt holders, accessing the debt market, or potential divestments in non-strategic assets, to optimize the debt structure and its financial cost. 2. Forecast The Company’s profits could be affected by events related to the activities of its subsidiaries, such as a lack of raw materials for product manufacturing, the arrival of competitor products on the market or regulatory changes in the markets in which it operates. At the date of authorisation for issue of these annual accounts, the Company has taken the measures it considers appropriate to mitigate any possible effects arising from the afore mentioned events. 3. Treasury stock As of 31 December 2025, the Company has treasury stock of Euros 130,658 thousand, as described in Note 17 of the accompanying annual accounts. Transactions involving treasury stock in 2025 are described in Note 17 of the accompanying annual accounts. 4. Research and development The Company does not conduct any research and development activities. 5. Management of financial risks The Company's financial risk management policy is detailed in Note 10 to the accompanying annual accounts. 6. Deferred payments to suppliers The average payment period to the Company’s suppliers for 2025 is 69 days, which is above the maximum period of 60 days established by the transitional arrangement set out in the Spanish Law 15/2010. Regarding the payments made after the regulatory deadline, the Company is studying the best practices to reduce the average number of days. 7. Financial instruments use Cross-currency swaps - On 28 June 2022 the Company entered into a fixed-for-fixed currency swap agreement with due date 15 October 2024. The agreement set the exchange of currency flows EUR-USD under the following terms: - Grifols, S.A. received a loan in euros for an amount of Euros 194 million with an interest rate of 3.10%. - Grifols S.A. granted a loan in US dollars for an amount of US Dollars 205 million with an interest rate of 4.75%. GRIFOLS, S.A. Director's Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) - On 5 October 2021 the Company entered into a fixed-for-fixed currency swap agreement with some financial entities with due date 15 October 2024. The agreement set the exchange of currency flows EUR-USD under the following terms: - Grifols, S.A. received a loan in euros for an amount of Euros 173 million with an interest rate of 3.78%. - Grifols S.A. granted a loan in US dollars for an amount of US Dollars 200 million with an interest rate of 4.75%. - On 5 October 2021 the Company entered into two fixed-for-fixed currency swap agreements with due date 15 October 2024. The agreement set the exchange of currency flows EUR-USD under the following terms: - Grifols, S.A. received a loan in euros for an amount of Euros 259 million with an interest rate of 3.59%. - Grifols S.A. granted a loan in US dollars for an amount of US Dollars 300 million with an interest rate of 4.75%. In September 2024, the cross currency swap was terminated in advance. Financial instruments at fair value with changes in profit and loss In relation to the sale of shares in SRAAS (see Note 15) and with the aim of reducing exposure to EUR/RMB exchange rate fluctuations and ensuring the amount received in euros, the Company entered into a derivative valued at fair value with changes recognized in the profit and loss account Energy swaps At the beginning of the 2023, the Company entered into a hedge for the variation in the price of electricity. This contract has been entirely used to hedge the purchase price of electric energy against potential market price increases. The derivatives hedging the energy price meet the requirements for hedge accounting, and therefore, variations in the value of this financial instrument are recorded (net of taxes) in equity. 8. Non-financial information statement and sustainability information The non-financial information statement and sustainability information is presented in the consolidated Directors’ report of the Grifols, S.A and Subsidiaries Group of which the Company forms part, and has been prepared in line with the requirements set out in Law 11/2018 of 28 December 2018 on non-financial information and diversity, approved on 13 December 2018 by the Spanish Congress of Representatives, amending the Spanish Code of Commerce, the Revised Spanish Companies Act approved by Royal Legislative Decree 1/2010 of 2 July 2010 and Spanish Audit Law 22/2015 of 20 July 2015, as regards non-financial information and diversity (under Royal-Decree Law 18/2017 of 24 November 2017). 9. Annual Corporate Governance report and Annual Report on Remuneration of Directors The Annual Corporate Governance Report and the Annual Report on Remuneration of Directors of Grifols, S.A. forms part of this Directors’ report and is available at www.grifols.es. It is also published as Other Relevant Information on the Spanish National Securities Market Commission (CNMV) website. 10. Environmental information During the year, the Company continued implementing measures aimed at ensuring efficient resource management and mitigating the environmental impact arising from its activity. The items of property, plant and equipment intended to minimize such impact are detailed in Note 23 of the annual accounts. 11. Subsequent events No significant events have occurred after the date on which the annual accounts were prepared. GRIFOLS, S.A. Director's Report

Following a meeting of the members of the Board of Directors of Grifols, SA on 25 February 2026, and in compliance with the requirements established in article 253.2 of the Revised Text of the Capital Companies Law and in article 37 of the Commercial Code, the annual accounts and the management report for the financial year from 1 January 2025 to 31 December 2025 are hereby prepared. The annual accounts and the management report are constituted by the attached documents preceding this writing. Signatories: Anne-Catherine Berner (signed) Chairperson José Ignacio Abia Buenache (signed) Chief Executive Officer Raimon Grifols Roura (signed) Board Member Víctor Grifols Deu (signed) Board Member Albert Grifols Coma-Cros (signed) Board Member Tomás Dagá Gelabert (signed) Board Member Iñigo Sánchez-Asiaín Mardones (signed) Board Member Susana González Rodríguez (signed) Board Member Enriqueta Felip Font (signed) Board Member Pascal Ravery (signed) Board Member Montserrat Muñoz Abellana (signed) Board Member Paul S. Herendeen (signed) Board Member Laura de la Cruz Galán (signed) Secretary non-member to the Board GRIFOLS, S.A. (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: February 26, 2026